

Subject to Completion, dated September [•], 2014

PROSPECTUS

JP Energy Partners LP

13,750,000 Common Units
Representing Limited Partner Interests

This is an initial public offering of common units representing limited partner interests of JP Energy Partners LP. We are offering 13,750,000 common units in this offering. No public market currently exists for our common units. We have been approved to list our common units on the New York Stock Exchange under the symbol "JPEP." We anticipate that the initial public offering price will be between $19.00 and $21.00 per common unit.

As a result of certain laws and regulations to which we are or may in the future become subject, we may require owners of our common units to certify that they are both United States citizens and subject to United States federal income taxation on our income. If you are not both a citizenship eligible holder and a rate eligible holder, your common units may be subject to redemption.

Investing in our common units involves risks. Please read "Risk Factors" beginning on page 22 of this prospectus. These risks include the following:

- We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution, or any distribution, to holders of our common and subordinated units.
- On a pro forma basis we would not have had sufficient distributable cash flow to pay the full minimum quarterly distribution on all of our units for the year ended December 31, 2013 or for the twelve months ended June 30, 2014, with shortfalls of $23.1 million for the year ended December 31, 2013 and $33.0 million for the twelve months ended June 30, 2014.
- We face intense competition in all of our business segments. Competitors that are able to supply our customers with similar services or products at a lower price could reduce our revenues.
- Our general partner and its affiliates, including Lonestar Midstream Holdings, LLC, JP Energy Development LP, ArcLight Energy Partners Fund V, L.P. and ArcLight Capital Partners, LLC, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders.
- Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.
- Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.
- Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, or if we were otherwise subjected to a material amount of additional entity-level taxation, then our distributable cash flow would be substantially reduced.
- Our unitholders' share of our income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.

	Per Common Unit	Total
Price to the public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$

(1) Excludes an aggregate structuring fee equal to 0.50% of the gross proceeds of this offering payable by us to Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. Please read "Underwriting."

We have granted to the underwriters a 30-day option to purchase up to an additional 2,062,500 common units on the same terms and conditions as set forth above if the underwriters sell more than 13,750,000 common units in this offering.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units on or about , 2014.

Barclays

BofA Merrill Lynch

RBC Capital Markets

Deutsche Bank Securities

BMO Capital Markets **Baird** **Simmons & Company International**

Stephens Inc. **Janney Montgomery Scott**

Prospectus dated , 2014

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. You should carefully read this entire prospectus, including "Risk Factors" and the historical and unaudited pro forma combined financial statements and related notes included elsewhere in this prospectus before making an investment decision. Unless otherwise indicated, the information in this prospectus assumes (i) an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover of this prospectus) and (ii) that the underwriters do not exercise their option to purchase additional common units. You should read "Risk Factors" beginning on page 22 for more information about important factors that you should consider before purchasing our common units.

Unless the context otherwise requires, references in this prospectus to "JP Energy Partners," "the Partnership," "we," "our," "us," or like terms refer to JP Energy Partners LP and its subsidiaries, and references to "our general partner" refer to JP Energy GP II LLC, our general partner. References to "our sponsor" or "Lonestar" refer to Lonestar Midstream Holdings, LLC, which, together with JP Energy GP LLC and CB Capital Holdings II, LLC, two entities owned by certain members of our management, owns and controls our general partner. References to "ArcLight Capital" refer to ArcLight Capital Partners, LLC and references to "ArcLight Fund V" refer to ArcLight Energy Partners Fund V, L.P. References to "ArcLight" refer collectively to ArcLight Capital and ArcLight Fund V. ArcLight Capital manages ArcLight Fund V, which controls our general partner through its ownership and control of Lonestar.

Overview

We are a growth-oriented limited partnership formed in May 2010 by members of management and further capitalized in June 2011 by ArcLight to own, operate, develop and acquire a diversified portfolio of midstream energy assets. Our operations currently consist of four business segments: (i) crude oil pipelines and storage, (ii) crude oil supply and logistics, (iii) refined products terminals and storage and (iv) NGL distribution and sales. Together our businesses provide midstream infrastructure solutions for the growing supply of crude oil, refined products and NGLs in the United States. Since our formation, our primary business strategy has been to focus on:

- owning, operating and developing midstream assets serving areas experiencing dramatic increases in drilling activity and production growth, as well as serving key crude oil, refined product and NGL distribution hubs;

- providing midstream infrastructure solutions to users of liquid petroleum products in order to capitalize on changing product flows between producing and consuming markets resulting from the significant growth in hydrocarbon production across the United States; and

- operating one of the largest portable propane cylinder exchange businesses in the United States and capitalizing on the increase in demand and extended applications for portable propane cylinders.

We intend to continue to expand our business by acquiring and constructing additional midstream infrastructure assets and by increasing the utilization of our existing assets to gather, transport, store and distribute crude oil, refined products and NGLs. Our crude oil businesses are situated in high-growth areas, including the Permian Basin, Mid-Continent and Eagle Ford shale, and provide us with a footprint to increase our volumes as these areas experience further drilling and production growth. In addition, we believe we have a competitive advantage with regard to the sourcing of opportunities to build, own and operate additional crude oil pipelines due to the insights in the market that we obtain while providing services to customers in our crude oil supply and logistics segment. We believe that our NGL distribution and sales segment will continue to grow due to our recent expansion

Our Business Strategies

Our principal business objective is to increase the quarterly cash distributions that we pay to our unitholders over time while ensuring the ongoing stability of our business and cash flows. We expect to achieve this objective by pursuing the following business strategies:

- *Capitalize on organic growth opportunities and increase utilization of our existing assets.* We intend to identify and pursue organic growth opportunities and increase the utilization of our assets to increase the cash flows of our existing businesses. For example, as of June 30, 2014, our Silver Dollar Pipeline System is connected to producers that control approximately 321,000 acres in Crockett, Reagan and Schleicher counties, Texas and we are in advanced negotiations with these and other producers in the area to connect substantial additional acreage to the system. Additionally, the recently-completed national expansion of the cylinder exchange business in our NGL distribution and sales segment has resulted in a new three-year contract with a national convenience store owner and operator and its franchisees to provide propane cylinders to all of their gas stations in California, Oregon and Washington. We believe the national expansion of our cylinder exchange business will allow us to compete for additional large-volume or national accounts.

- *Pursue strategic and accretive acquisition opportunities from our affiliates and third parties.* We intend to pursue accretive acquisition opportunities from our affiliates and third parties that will complement, expand and diversify our asset base and cash flows. In addition, we intend to leverage the industry relationships of our management team to generate additional acquisition opportunities. Historically, our acquisitions have largely been privately negotiated opportunities sourced through our management team's proprietary relationships.

- *Focus on fee-based and margin-based businesses with limited commodity price exposure.* We intend to continue adding operations that focus on providing services to our customers under fee-based and margin-based arrangements. We plan to pursue opportunities in all of our segments with an emphasis on limiting commodity price exposure either through contract structure or through a managed hedging program. Please read "—How We Conduct Our Business" for more information on how we manage our commodity price exposure.

- *Maintain financial flexibility and a disciplined capital structure.* We intend to pursue a disciplined financial policy and maintain a conservative capital structure to allow us to pursue accretive acquisitions and execute on organic growth opportunities even in challenging capital market environments. Pro forma for this offering, we would have had $153.7 million in borrowing capacity under our revolving credit facility as of June 30, 2014. Issued and outstanding letters of credit, which reduced borrowing capacity, totaled $46.3 million as of June 30, 2014. We believe our financial flexibility positions us to take advantage of future growth opportunities without incurring debt beyond appropriate levels.

Our Competitive Strengths

We believe that we are well-positioned to successfully execute our business strategies by capitalizing on the following competitive strengths:

- *Stable cash flows from contractual arrangements and diversified operations.* Our contractual arrangements and diversified operations help us generate stable, predictable cash flows. We provide many of our services under long-term or evergreen contracts with customers with whom we have longstanding relationships. Pursuant to our contractual arrangements, substantially all of our cash flows are derived from fee-based or margin-based services, which minimizes our direct commodity price exposure. Our cash flows also benefit from our diverse operations in both geographic location and services offered to our customers.

We believe that ArcLight Fund V's and our management's collective ownership of (i) 95% of our general partner, which owns all of our incentive distribution rights, (ii) a 56.1% limited partner interest in us and (iii) 100% of the partnership interests in JP Development create a unique and strong incentive for ArcLight to support the successful execution of our business plan and to pursue projects and acquisitions that will enhance the overall value of our business.

We believe that our relationship with JP Development and ArcLight will provide us with future growth opportunities. JP Development has granted us a right of first offer on all of its current and future assets and ArcLight Fund V has granted us a right of first offer with respect to a 50% indirect interest in Republic Midstream, LLC, an ArcLight portfolio company ("Republic"). The right of first offer with respect to JP Development's current and future assets is for a period of five years from the closing of this offering and the right of first offer with respect to Republic is for eighteen months from the closing of this offering. A description of JP Development's current assets and Republic, which we collectively refer to as the ROFO Assets, is provided below:

- an approximately 115-mile intrastate crude oil pipeline, known as the Great Salt Plains Pipeline, that runs from Cherokee, Oklahoma to Cushing, Oklahoma and serves the Mississippian Lime play;

- an approximately 75-mile interstate crude oil pipeline, known as the Red River Pipeline, serving the Fort Worth Basin that originates in Grayson County, Texas and runs to its principal terminus at the Elmore City Station in Garvin County, Oklahoma; and

- a 100% member interest in Republic Midstream Gathering II, LLC, which owns a 50% indirect interest in Republic. Republic has agreed to build, own and operate certain crude oil midstream assets for Penn Virginia Corp. in the Eagle Ford shale region. Republic's initial assets will consist of a 180-mile crude oil gathering system in Gonzales and Lavaca Counties in Texas that will deliver the gathered volumes to a 144-acre central delivery terminal in Lavaca County that is capable of storing and blending crude oil volumes. Republic has also agreed to construct a 12-inch, 30-mile takeaway pipeline from the central delivery terminal. Subject to entering into definitive documentation, we have agreed to perform certain commercial services for Republic, including working with producers to transport crude oil from the wellhead to end markets.

Please read "Business—Our Relationship With JP Development and ArcLight" for additional discussion of JP Development's assets and "Certain Relationships and Related Party Transactions—Agreements With Affiliates in Connection With the Transactions—Right of First Offer Agreement" for additional information about our right of first offer.

While our relationship with JP Development and ArcLight is a significant strength, it is also a source of potential conflicts. Please read "Conflicts of Interest and Duties" and "Risk Factors—Risks Inherent in an Investment in Us—Our general partner and its affiliates, including Lonestar, JP Development, ArcLight Fund V and ArcLight Capital, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders." Additionally, we have no control over JP Development's business decisions or operations and JP Development is under no obligation to adopt a business strategy that favors us.

Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. You should carefully consider the risks described in "Risk Factors" and the other information in this prospectus before investing in our common units.

Recapitalization Transactions and Partnership Structure

At or prior to the closing of this offering, the following transactions, which we refer to as the recapitalization transactions, will occur.

Prior to the closing of this offering:

- we will distribute $92.1 million of accounts receivable that comprise our gross working capital assets to our existing partners, pro rata in accordance with their ownership interest in us;

- each Class A common unit, Class B common unit and Class C common unit (collectively, the "Existing Common Units") will split into approximately 0.89 common units, resulting in an aggregate of 22,677,004 outstanding Existing Common Units; and

- an aggregate of 18,213,502 Existing Common Units held by our existing partners will automatically convert into 18,213,502 subordinated units representing an 80.3% interest in us prior to this offering, and a 50.0% interest in us after the closing of this offering, with 4,463,502 Existing Common Units remaining representing a 19.7% interest in us (the "Remaining Existing Common Units").

At the closing of this offering:

- the Remaining Existing Common Units will automatically convert on a one-for-one basis into 4,463,502 common units representing a 12.3% interest in us;

- the 45 general partner units in us held by our general partner will be recharacterized as a non-economic general partner interest in us;

- we will issue 13,750,000 common units to the public in this offering representing a 37.7% interest in us; and

- we will use the net proceeds from this offering and from the borrowings under our revolving credit facility for the purposes set forth in "Use of Proceeds."

Organizational Structure After the Recapitalization Transactions

After giving effect to the transactions described above, our units will be held as follows:

Public Common Units	37.7%
Lonestar:	
Common Units	10.1%
Subordinated Units	41.1%
Management:	
Common Units	1.0%
Subordinated Units	4.0%
Other Investors:	
Common Units	1.2%
Subordinated Units	4.9%
Non-Economic General Partner Interest	—
Total	100.0%

The following diagram depicts our organizational structure after giving effect to the transactions described above.



_____

(1) Lonestar is owned and controlled by ArcLight Energy Partners Fund V, L.P., an investment fund controlled by ArcLight Capital Partners, LLC.

(2) The remaining 5.0% of our general partner is owned indirectly by one of the members of our board of directors. Please read "Security Ownership and Certain Beneficial Owners and Management."

(3) Includes the original investors in us, certain of our employees who hold unit awards and persons who were issued securities representing limited partner interests in us in connection with certain prior acquisitions. Please read "Security Ownership and Certain Beneficial Owners and Management."

Management of JP Energy Partners LP

We are managed and operated by the board of directors and executive officers of JP Energy GP II LLC, our general partner. Lonestar and certain members of management own our general partner and have the right to appoint its entire board of directors, including the independent directors appointed in accordance with the listing standards of the New York Stock Exchange (the "NYSE"). Unlike shareholders in a publicly traded corporation, our unitholders will not be entitled to elect our general partner or the board of directors of our general partner. For more information about the directors and executive officers of our general partner, please read "Management—Directors and Executive Officers of JP Energy GP II LLC."

In order to maintain operational flexibility, our operations will be conducted through, and our operating assets will be owned by, various operating subsidiaries. However, neither we nor our subsidiaries have any employees. Our general partner has the sole responsibility for providing the personnel necessary to conduct our operations, whether through directly hiring employees or by obtaining the services of personnel employed by others. All of the personnel that will conduct our business immediately following the closing of this offering will be employed or contracted by our general partner and its affiliates, but we sometimes refer to these individuals in this prospectus as our employees.

Principal Executive Offices and Internet Address

Our principal executive offices are located at 600 East Las Colinas Boulevard, Suite 2000, Irving, Texas 75039, and our telephone number is (972) 444-0300. Our website is located at *www.jpenergypartners.com*. We intend to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission ("SEC") available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Summary of Conflicts of Interest and Duties

General

Under our partnership agreement, our general partner has a duty to manage us in a manner it believes is in the best interests of our partnership. However, the officers and directors of our general partner also have a duty to manage the business of our general partner in a manner that is in the best interests of its owners, including Lonestar and ArcLight. As a result of this relationship, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, including JP Development, Lonestar and ArcLight, on the other hand. For example, our general partner will be entitled to make determinations that affect the amount of cash distributions we make to the holders of our common units, which in turn has an effect on whether our general partner receives incentive cash distributions. For a more detailed description of the conflicts of interest and fiduciary duties of our general partner, please read "Conflicts of Interest and Duties."

Partnership Agreement Replacement of Fiduciary Duties

Delaware law provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties owed by the general partner to limited partners and the partnership. Our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing the duties of

The Offering

Common units offered to the public . .	13,750,000 common units.
	15,812,500 common units if the underwriters exercise in full their option to purchase additional common units from us.
Units outstanding after this offering . .	18,213,502 common units and 18,213,502 subordinated units, each representing a 50.0% limited partner interest in us. In addition, our general partner will own a non-economic general partner interest in us.
Use of proceeds	Prior to the closing of this offering, we will distribute approximately $92.1 million of accounts receivable that comprise our gross working capital to our existing partners, pro rata in accordance with their ownership interest in us.
	We expect to receive net proceeds of approximately $257.1 million from the sale of common units in this offering based on the initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover of this prospectus), after deducting underwriting discounts and structuring fees but before estimated offering expenses.
	We intend to use the net proceeds from this offering to (i) pay estimated offering expenses of approximately $2.0 million, (ii) redeem 100% of our issued and outstanding Series D preferred units for approximately $42.4 million, (iii) repay $195.6 million of debt outstanding under our revolving credit facility and (iv) replenish approximately $17.1 million of working capital.
	Immediately following the repayment of a portion of the outstanding debt under our revolving credit facility with a portion of the net proceeds from this offering, we will borrow approximately $75.0 million thereunder. We will use the proceeds from that borrowing to replenish our working capital.
	The net proceeds from any exercise by the underwriters of their option to purchase additional common units from us will be used to redeem a number of common units from our existing partners, pro rata, equal to the number of common units issued upon exercise of the option at a price per common unit equal to the net proceeds per common unit in this offering before expenses but after deducting underwriting discounts and the structuring fee. Please read "Underwriting."
Cash distributions	We intend to make a minimum quarterly distribution of $0.3250 per unit to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner.

For the quarter in which this offering closes, we will pay a prorated distribution on our units covering the period from the completion of this offering through December 31, 2014, based on the actual length of that period.

In general, we will pay any cash distributions we make each quarter in the following manner:

- first, 100% to the holders of common units, until each common unit has received a minimum quarterly distribution of $0.3250 plus any arrearages from prior quarters;

- second, 100% to the holders of subordinated units, until each subordinated unit has received a minimum quarterly distribution of $0.3250; and

- third, 100% to all unitholders, pro rata, until each unit has received a distribution of $0.37375.

If cash distributions to our unitholders exceed $0.37375 per unit in any quarter, our general partner will receive increasing percentages, up to 50.0%, of the cash we distribute in excess of that amount due to its ownership of all of our incentive distribution rights. In certain circumstances, our general partner, as the initial holder of our incentive distribution rights, has the right to reset the target distribution levels described above to higher levels based on our cash distributions at the time of the exercise of this reset election. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions."

If we do not generate sufficient available cash from operations, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

The amount of pro forma available cash generated during the year ended December 31, 2013 and the twelve months ended June 30, 2014 would not have been sufficient to allow us to pay the minimum quarterly distribution on all of our units during those periods. Specifically, the amount of pro forma available cash generated during the year ended December 31, 2013 would have been sufficient to pay 100% of the minimum quarterly distribution on all of our common units during that period, but only $0.0085 per subordinated unit, or approximately 2.6% of the minimum quarterly distribution on our subordinated units, during that period. Likewise, the amount of pro forma available cash generated during the twelve months ended June 30, 2014 would have been sufficient to pay a distribution of $0.1976 per common unit per quarter ($0.7904 per common unit on an annualized basis), or approximately 60.8% of the minimum quarterly distribution, during that period, and we would not have been able to pay any distributions on our subordinated units during that period.

	We believe, based on our financial forecast and related assumptions included in "Cash Distribution Policy and Restrictions on Distributions—Estimated Distributable Cash Flow for the Twelve Months Ending June 30, 2015," that we will have sufficient available cash to pay the aggregate minimum quarterly distribution of $47.4 million on all of our common units and subordinated units for the twelve months ending June 30, 2015. However, we do not have a legal obligation to pay distributions at our minimum quarterly distribution rate or at any other rate except as provided in our partnership agreement and there is no guarantee that we will make quarterly cash distributions to our unitholders. Please read "Cash Distribution Policy and Restrictions on Distributions."
Subordinated units	Lonestar and certain members of our management will initially own approximately 90.2% of our subordinated units. The principal difference between our common units and our subordinated units is that for any quarter during the subordination period, the subordinated units will not be entitled to receive any distribution until the common units have received the minimum quarterly distribution for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters during the subordination period. Subordinated units will not accrue arrearages.
Conversion of subordinated units	The subordination period will end on the first business day after we have earned and paid at least (i) $1.30 (the minimum quarterly distribution on an annualized basis) on each outstanding common unit and subordinated unit for each of three consecutive, non-overlapping four-quarter periods ending on or after September 30, 2017 or (ii) $1.95 (150.0% of the annualized minimum quarterly distribution) on each outstanding common unit and subordinated unit and the related distributions on the incentive distribution rights for any four-quarter period ending on or after September 30, 2015, in each case provided there are no arrearages on our common units at that time.
	The subordination period also will end upon the removal of our general partner other than for cause if no subordinated units or common units held by the holders of subordinated units or their affiliates are voted in favor of that removal.
	When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and all common units will no longer be entitled to arrearages. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period."

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Our unitholders will not have preemptive or participation rights to purchase their pro rata share of any additional units issued. Please read "Units Eligible for Future Sale" and "Our Partnership Agreement—Issuance of Additional Securities."
Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66⅔% of our outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, affiliates of our general partner, including Lonestar, will own an aggregate of 56.1% of our common and subordinated units (or 11.9% and 90.2%, respectively, of our common and subordinated units, if the underwriters exercise their option to purchase additional common units in full). This will give affiliates of our general partner, including Lonestar, the ability to prevent the removal of our general partner. Please read "Our Partnership Agreement—Voting Rights."
Limited call right	If at any time our general partner and its affiliates own more than 80.0% of our outstanding common units, our general partner has the right, but not the obligation, to purchase all of our remaining common units at a price equal to the greater of (i) the average of the daily closing price of our common units over the 20 trading days preceding the date that is three business days before notice of exercise of the call right is first mailed and (ii) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. At the completion of this offering and assuming no exercise of the underwriters' option to purchase additional common units, our general partner and its affiliates will own approximately 22.1% of our common units. Please read "Our Partnership Agreement—Limited Call Right."

Redemption of ineligible holders	Units held by persons who our general partner determines are not "citizenship eligible holders" or "rate eligible holders" will be subject to redemption. Citizenship eligible holders are individuals or entities whose nationality, citizenship or other related status does not create a substantial risk of cancellation or forfeiture of any property, including any governmental permit, endorsement or other authorization, in which we have an interest, and will generally include individuals and entities who are United States citizens. Rate eligible holders are:

- individuals or entities subject to United States federal income taxation on the income generated by us; or

- entities not subject to United States federal income taxation on the income generated by us, so long as all of the entity's owners are domestic individuals or entities subject to such taxation.

We will have the right, which we may assign to any of our affiliates, but not the obligation, to redeem all of the common units of any holder that is not a citizenship eligible holder or a rate eligible holder or that has failed to certify or has falsely certified that such holder is a citizenship eligible holder or a rate eligible holder. The redemption price will be equal to the market price of the common units as of the date three days before the date the notice of redemption is mailed. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. The units held by any person the general partner determines is not a citizenship eligible holder or a rate eligible holder will not be entitled to voting rights.

Please read "Our Partnership Agreement—Redemption of Ineligible Holders."

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2017, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $1.30 per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $0.26 per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read "Material Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions" for the basis of this estimate.

Material federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read "Material Federal Income Tax Consequences."
Directed Unit Program	At our request, the underwriters have reserved for sale up to 5.0% of the common units being offered by this prospectus for sale at the initial public offering price to the directors, director nominees and executive officers of our general partner and certain other employees and consultants of our general partner and its affiliates. We do not know if these persons will choose to purchase all or any portion of these reserved common units, but any purchases they do make will reduce the number of common units available to the general public. Please read "Underwriting—Directed Unit Program."
Exchange listing	We have been approved to list our common units on the New York Stock Exchange under the symbol "JPEP."

operating performance, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Operations."

($ in thousands, except per unit amounts)	Year Ended December 31,			Six Months Ended June 30,		Pro Forma	
	2011	2012(1)	2013(1)	2013	2014	Year Ended December 31, 2013	Six Months Ended June 30, 2014
		(Restated and Recast)		(unaudited)		(unaudited)	
Statement of Operations Data:							
Total revenue	$ 67,156	$ 427,581	$2,102,233	$987,804	$865,817	$ 2,105,201	$ 865,817
Costs and expenses:							
Cost of sales, excluding depreciation and amortization	49,048	368,791	1,964,631	918,957	798,193	1,964,631	798,193
Operating expenses	9,584	28,640	61,925	28,202	35,266	62,996	35,266
General and administrative	6,053	20,983	45,284	20,313	23,879	45,699(2)	23,838(2)
Depreciation and amortization	2,841	13,856	33,345	15,186	20,165	36,524	20,165
Loss on disposal of assets	68	1,142	1,492	998	661	1,492	661
Operating income (loss)	(438)	(5,831)	(4,444)	4,148	(12,347)	(6,141)	(12,306)
Other income (expense):							
Interest (expense)	(633)	(3,405)	(9,075)	(3,815)	(5,551)	(4,714)	(2,308)
Loss on extinguishment of debt	(95)	(497)	—	—	(1,634)	—	—
Other income, net	—	247	688	195	504	688	504
Income (loss) before income taxes	(1,166)	(9,486)	(12,831)	528	(19,028)	(10,167)	(14,110)
Income tax (expense) benefit	(35)	(222)	(208)	(305)	(156)	(227)	(156)
Net income (loss) from continuing operations	(1,201)	(9,708)	(13,039)	223	(19,184)	(10,394)	(14,266)
Net income (loss) from discontinued operations(3)	—	1,320	(1,182)	(23)	(9,608)	—	—
Net income (loss)	$ (1,201)	$ (8,388)	$ (14,221)	$ 200	$(28,792)	$ (10,394)	$ (14,266)
Common unit holder's interest in pro forma net income (loss)						(5,197)	(7,133)
Subordinated unit holder's interest in pro forma net income (loss)						(5,197)	(7,133)
Pro forma net income per common unit						(0.29)	(0.39)
Pro forma net income per subordinated unit						(0.29)	(0.39)
Weighted average number of limited partner units outstanding							
Common units						18,213,502	18,213,502
Subordinated units						18,213,502	18,213,502
Statement of Cash Flows Data:							
Cash provided by (used in):							
Operating activities	$ (5,895)	$ (6,990)	$ 13,882	$ 24,778	$ 7,572		
Investing activities(4)	(26,860)	(292,334)	(27,735)	(13,986)	(4,936)		
Financing activities(5)	34,825	304,991(4)	6,988	(11,482)	(4,744)		
Other Financial Data(6):							
Adjusted gross margin	18,108	57,203	136,491	$ 68,938	$ 68,553	$ 139,459	$ 68,553
Adjusted EBITDA	$ 2,825	$ 14,560	$ 34,284	23,855	12,038	35,527	12,035
Distributable cash flow	1,902	11,341	23,755	18,710	6,286	24,288	7,044
Balance Sheet Data:							
Cash and cash equivalents	$ 4,432	$ 10,099	$ 3,234	$ 9,409	$ 1,126		$ 108,451
Accounts receivable, net	12,246	80,551	122,919	79,038	158,265		50,940
Property, plant and equipment, net	27,720	191,864	238,093	194,201	232,690		232,690
Total assets	65,931	562,124	843,402	556,910	842,472		839,713
Total long-term debt (including current maturities)	16,948	167,739	184,846	165,901	183,322		76,722
Total partners' capital	41,466	314,153	533,393	308,808	505,506		609,601
Operating Data(7):							
Crude oil pipeline throughput (Bbl/d)	—	—	13,738(7)	—	19,652	8,885(8)	19,652
Crude oil sales (Bbl/d)	—	24,201	53,471	51,372	42,411	53,471	42,411
Refined products terminals throughput (Mgal/d)	—	2,400	2,901	2,834	2,699	2,901	2,699
NGL and refined product sales (Gal/d)	61,314	128,775	180,850	182,463	199,016	180,850	199,016

(1) Our historical combined consolidated financial and operating data for the years ended December 31, 2012 and 2013 have been retrospectively adjusted for the JP Development Dropdown. Please read "Management's Discussion and Analysis of

RISK FACTORS

Investing in our common units involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before deciding to invest in our common units. Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. If any of the following risks actually occur, they may materially harm our business and our financial condition and results of operations. In this event, we might not be able to pay distributions on our common units, the trading price of our common units could decline and you could lose part or all of your investment.

Risks Related to Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution, or any distribution, to holders of our common and subordinated units.

In order to pay the minimum quarterly distribution of $0.3250 per unit per quarter, or $1.30 per unit on an annualized basis, we will require available cash of approximately $11.8 million per quarter, or $47.4 million per year, based on the number of common and subordinated units that will be outstanding immediately after completion of this offering. We may not have sufficient available cash from operating surplus each quarter to enable us to pay the minimum quarterly distribution.

The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

- the price of, and the demand for, crude oil, refined products and NGLs in the markets we serve;
- the volumes of crude oil that we gather, transport and store, the throughput volumes at our refined products terminals and our NGL sales volumes;
- the fees we receive for the crude oil, refined products and NGL volumes we handle;
- pressures from our competitors, some of which may have significantly greater resources than us;
- the cost of propane that we buy for resale, including due to disruptions in its supply, and whether we are able to pass along cost increases to our customers;
- competitive pressures from other energy sources such as natural gas, which could reduce existing demand for propane;
- the risk of contract cancellation, non-renewal or failure to perform by our customers, and our inability to replace such contracts and/or customers;
- leaks or releases of hydrocarbons into the environment that result in significant costs and liabilities;
- the level of our operating, maintenance and general and administrative expenses; and
- regulatory action affecting our existing contracts, our operating costs or our operating flexibility.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

- the level of capital expenditures we make;
- our cost of acquisitions, if any;
- our debt service requirements and other liabilities;
- expenses that our general partner incurs on our behalf and are reimbursed by us, which expenses are not subject to any caps or other limits pursuant to our partnership agreement;

- fluctuations in our working capital needs;

- our ability to borrow funds and access the capital markets;

- restrictions contained in our revolving credit facility and other debt agreements;

- the amount of cash reserves established by our general partner; and

- other business risks affecting our cash levels.

On a pro forma basis we would not have had sufficient distributable cash flow to pay the full minimum quarterly distribution on all of our units for the year ended December 31, 2013 or for the twelve months ended June 30, 2014, with shortfalls of $23.1 million for the year ended December 31, 2013 and $33.0 million for the twelve months ended June 30, 2014.

The amount of pro forma distributable cash flow generated during the year ended December 31, 2013 was $24.3 million, which would have allowed us to pay 100% of the minimum quarterly distribution on all of our common units during that period but only $0.0085 per subordinated unit, or approximately 2.6% of the minimum quarterly distribution on our subordinated units, during that period. Specifically, on a pro forma basis, we would have experienced a shortfall of approximately $23.1 million for the year ended December 31, 2013. The amount of pro forma distributable cash flow generated during the twelve months ended June 30, 2014 was $14.4 million, which would have allowed us to pay a distribution of $0.1976 per common unit per quarter ($0.7904 per common unit on an annualized basis), or approximately 60.8% of the minimum quarterly distribution, during that period, and we would not have been able to pay any distributions on our subordinated units during that period. Specifically, on a pro forma basis, we would have experienced a shortfall of approximately $33.0 million for the twelve months ended June 30, 2014. For a calculation of our ability to make cash distributions to our unitholders based on our historical as adjusted results, please read "Cash Distribution Policy and Restrictions on Distributions." If we are not able to generate additional cash for distribution to our unitholders in future periods, we may not be able to pay the full minimum quarterly distribution or any amount on our common or subordinated units, in which event the market price of our common units may decline materially.

The assumptions underlying the forecast of Adjusted EBITDA, distributable cash flow and adjusted gross margin that we include in "Cash Distribution Policy and Restrictions on Distributions" are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

The forecast set forth in "Cash Distribution Policy and Restrictions on Distributions" includes our forecasted results of operations, Adjusted EBITDA, distributable cash flow and adjusted gross margin for the twelve months ending June 30, 2015. The financial forecast has been prepared by management, and we have not received an opinion or report on it from our or any other independent auditor. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks, including risks that expansion projects do not result in an increase in transported, sold and stored volumes, and uncertainties that could cause actual results to differ materially from those forecasted. If we do not achieve the forecasted results, we may not be able to pay the full minimum quarterly distribution or any amount on our common or subordinated units, in which event the market price of our common units may decline materially.

A sustained decrease in demand for crude oil, refined products or NGLs in the areas we serve could reduce our revenues.

A sustained decrease in demand for crude oil, refined products or NGLs in the areas we serve could reduce our revenues, which could have a material adverse effect on our financial condition,

We are subject to litigation risks that could adversely affect our operating results to the extent not covered by insurance.

Our operations are subject to all operating hazards and risks normally associated with handling, storing and delivering combustible liquids such as NGLs, refined products and crude oil. We have been, and are likely to continue to be, a defendant in various legal proceedings and litigation arising in the ordinary course of business, both as a result of these operating hazards and risks and as a result of other aspects of our business. We are self-insured for general and product, workers' compensation and automobile liabilities up to predetermined amounts above which third-party insurance applies. We cannot guarantee that our insurance will be adequate to protect us from all material expenses related to potential future claims for personal injury and property damage or that these levels of insurance will be available at economical prices, or that all legal matters that arise will be covered by our insurance programs.

Because our common units will be yield-oriented securities, increases in interest rates could adversely impact our unit price, our ability to issue equity or incur debt for acquisitions or other purposes and our ability to make cash distributions at our intended levels.

Interest rates are likely to increase in the future. As a result, interest rates on our future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. As with other yield-oriented securities, our unit price is impacted by our level of our cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our units, and a rising interest rate environment could have an adverse impact on our unit price, our ability to issue equity or incur debt for acquisitions or other purposes and our ability to make cash distributions at intended levels.

Debt we may incur in the future could limit our flexibility to obtain financing and to pursue other business opportunities.

Upon the closing of this offering, we expect to have approximately $75.0 million of total indebtedness and $153.7 million available for future borrowings under our revolving credit facility. Our future level of debt could have important consequences to us, including the following:

- our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

- our funds available for operations, future business opportunities and cash distributions to our unitholders will be reduced by that portion of our cash flow required to make interest payments on our debt;

- we may be more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

- our flexibility in responding to changing business and economic conditions may be limited.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service any future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets or seeking additional equity capital. We may not be able to effect any of these actions on satisfactory terms or at all.

become damaged as a result of an attack. We have opted to purchase insurance coverage for terrorist acts within our property and casualty insurance programs, but we can give no assurance that our insurance coverage will be adequate to fully compensate us for any losses to our business or property resulting from terrorist acts.

Derivatives legislation adopted by Congress could have an adverse impact on our ability to hedge risks associated with our business.

The Dodd-Frank Act was signed into law in 2010 and regulates derivative transactions, which include certain instruments used in our risk management activities. Among the other provisions of the Dodd-Frank Act that may affect derivative transactions are those relating to establishment of capital and margin requirements for certain derivative participants, establishment of business conduct standards, recordkeeping and reporting requirements and imposition of position limits. The Dodd-Frank Act and regulations promulgated thereunder could increase the operational and transactional cost of derivatives contracts and affect the number and/or creditworthiness of counterparties available to us.

Our ability to operate our business effectively could be impaired if we fail to attract and retain key management personnel and employees.

Our ability to operate our business and implement our strategies will depend on our continued ability to attract and retain highly skilled management personnel with energy industry experience. Competition for these persons in the energy industry is intense. For instance, given the overall demand for crude oil transportation services, qualified drivers of crude oil gathering and transportation trucks are in high demand. We may be unable to attract and retain enough qualified drivers to effectively service our customers. Additionally, given our size, we may be at a disadvantage, relative to our larger competitors, in the competition to attract and retain such personnel. We may not be able to continue to employ our senior executives and key personnel or attract and retain qualified personnel in the future, and our failure to retain or attract senior executives and key personnel could have a material adverse effect on our ability to effectively operate our business.

The amount of cash we have available for distribution to holders of our common and subordinated units depends primarily on our cash flow rather than on our profitability, which may prevent us from making distributions, even during periods in which we record net income.

The amount of cash we have available for distribution depends primarily upon our cash flow and not solely on our profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses for financial accounting purposes and may not make cash distributions during periods when we record net income for financial accounting purposes.

Risks Inherent in an Investment in Us

Our general partner and its affiliates, including Lonestar, JP Development and ArcLight, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders.

Following this offering, CB Capital Holdings II, LLC and JP Energy GP LLC (two entities that are owned and controlled by certain members of management) and Lonestar will own and control our general partner and its non-economic general partner interest in us. In addition, management will own an aggregate 5.0% limited partner interest in us (or a 4.5% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units) and Lonestar will own a 51.2% limited partner interest in us (or a 46.5% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units). Although our general partner has a duty to manage us in a manner that it believes is in the best interests of our partnership and our unitholders, the directors and officers of our general partner also have a duty to manage our general partner in a manner that is in the best interests of its owners. Conflicts of interest may arise between CB Capital Holdings II, LLC, JP Energy GP LLC, Lonestar, JP Development and ArcLight and their affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts, our general partner may favor its own interests and the interests of its affiliates, including Lonestar, JP Development and ArcLight, over the interests of our unitholders. These conflicts include, among others, the following:

- neither our partnership agreement nor any other agreement requires CB Capital Holdings II, LLC, JP Energy GP LLC, Lonestar, JP Development or ArcLight to pursue a business strategy that favors us;

- our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, limiting our general partner's liabilities and restricting the remedies available to our unitholders for actions that, without such limitations, might constitute breaches of fiduciary duty;

- certain officers and directors of our general partner are officers or directors of affiliates of our general partner, including CB Capital Holdings II, LLC, JP Energy GP LLC, Lonestar and JP Development, and also devote significant time to the business of these entities and are compensated accordingly;

- affiliates of our general partner are not limited in their ability to compete with us and may offer business opportunities or sell midstream assets to parties other than us, subject to the right of first offer that JP Development and ArcLight Fund V have granted us;

- except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

- our general partner will determine the amount and timing of asset purchases and sales, borrowings, issuances of additional partnership securities and the creation, reduction or increase of cash reserves, each of which can affect the amount of cash that is distributed to our unitholders;

- our general partner will determine the amount and timing of many of our cash expenditures and whether a cash expenditure is classified as an expansion capital expenditure, which would not reduce our operating surplus, or a maintenance capital expenditure, which would reduce our operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner, the amount of adjusted operating surplus generated in any given period and the ability of subordinated units to convert into common units;

- our general partner will determine which costs incurred by it are reimbursable by us;

- our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate expiration of the subordination period;

- our partnership agreement permits us to classify up to $30.0 million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or to our general partner in respect of the incentive distribution rights;

units will automatically be converted into common units, and any existing arrearages on the common units will be extinguished. A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. "Cause" is narrowly defined under our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of our general partner because of the unitholders' dissatisfaction with our general partner's performance in managing our partnership will most likely result in the termination of the subordination period.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Unitholders' voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20.0% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its non-economic general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, there is no restriction in our partnership agreement on the ability of our general partner's members to transfer their membership interests in our general partner to a third party. The new members of our general partner would then be in a position to replace the board of directors and officers of our general partner and to control the decisions taken by the board of directors and officers of our general partner.

Our general partner may transfer its incentive distribution rights to a third party without unitholder consent.

Our general partner may transfer its incentive distribution rights to a third party at any time without the consent of our unitholders. If our general partner transfers its incentive distribution rights to a third party but retains its non-economic general partner interest, our general partner may not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time as it would if it had retained ownership of its incentive distribution rights. For example, a transfer of incentive distribution rights by our general partner could reduce the likelihood of Lonestar or its affiliates, including JP Development, selling or contributing midstream assets to us, as Lonestar and its affiliates would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our asset base.

You will experience immediate and substantial dilution in pro forma net tangible book value of $14.52 per common unit.

The assumed initial public offering price of $20.00 per common unit exceeds our pro forma net tangible book value of $5.48 per unit. Based on an assumed initial public offering price of $20.00 per common unit, you will incur immediate and substantial dilution of $14.52 per common unit. This dilution results primarily because our assets are recorded in accordance with GAAP at their historical cost, and not their fair value. Please read "Dilution."

We may issue additional units without unitholder approval, which would dilute unitholder interests.

At any time, we may issue an unlimited number of limited partner interests of any type without the approval of our unitholders and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such limited partner interests. Further, neither our partnership agreement nor our revolving credit facility prohibits the issuance of equity securities that may effectively rank senior to our common units as to distributions or liquidations. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

- our unitholders' proportionate ownership interest in us will decrease;

- the amount of distributable cash flow available for distribution on each unit may decrease;

- because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

- the ratio of taxable income to distributions may increase;

- the relative voting strength of each previously outstanding unit may be diminished; and

- the market price of our common units may decline.

Our general partner may cause us to borrow funds in order to make cash distributions, even where the purpose or effect of the borrowing benefits our general partner or its affiliates.

In some instances, our general partner may cause us to borrow funds under our revolving credit facility, from Lonestar or its affiliates or otherwise from third parties in order to permit the payment of cash distributions. These borrowings are permitted even if the purpose and effect of the borrowing is to enable us to make a distribution on the subordinated units, to make incentive distributions or to hasten the expiration of the subordination period.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80.0% of our common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. At the completion of this offering and assuming no exercise of the underwriters' option to purchase additional common units, our general partner and its affiliates will own approximately 22.1% of our common units (excluding any common units purchased by officers, directors and director nominees of our general partner under our directed unit program). At the end of the subordination period (which could occur as early as September 30, 2015), assuming no additional issuances of common units (other than upon the conversion of the subordinated units) and no exercise of the underwriters' option to purchase additional common units, our general partner and its affiliates will own approximately 56.1% of our common units (excluding any common units purchased by officers and directors of our general partner under our directed unit program). For additional information about the call right, please read "Our Partnership Agreement—Limited Call Right."

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made non-recourse to the general partner. Our partnership is organized under Delaware law, and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions. You could be liable for our obligations as if you were a general partner if a court or government agency were to determine that:

- we were conducting business in a state but had not complied with that particular state's partnership statute; or

- your right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute "control" of our business.

Please read "Our Partnership Agreement—Limited Liability" for a discussion of the implications of the limitations of liability on a unitholder.

Unitholders may have to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act (the "Delaware Act"), we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received an impermissible distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Transferees of common units are liable for the obligations of the transferor to make contributions to the partnership that are known to the transferee at the time of the transfer and for unknown obligations if the liabilities could be determined from our partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common units. After this offering, there will be only 13,750,000 publicly traded common units. In addition, affiliates of our general partner, including CB Capital Holdings II, LLC, JP Energy GP LLC and Lonestar, will own 4,025,754 of our common units and 16,427,252 of our subordinated units, representing an aggregate 56.1% limited partner interest in us. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of our common units and limit the number of investors who are able to buy our common units.

The initial public offering price for the common units offered hereby will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of our common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by other factors, many of which are beyond our control.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $257.1 million from the sale of common units in this offering, based on an assumed initial public offering price of $20.00 per common unit (the midpoint of the price range set forth on the cover of this prospectus) after deducting underwriting discounts and structuring fees but before estimated offering expenses. We intend to use these net proceeds as follows:

- pay estimated offering expenses of approximately $2.0 million;

- redeem 100% of our issued and outstanding Series D preferred units for approximately $42.4 million;

- repay $195.6 million of the debt outstanding under our revolving credit facility; and

- replenish approximately $17.1 million of working capital.

Please read "Prospectus Summary—Recapitalization Transactions and Partnership Structure."

As of August 31, 2014, we had approximately $195.6 million of debt outstanding under our revolving credit facility. Borrowings under our revolving credit facility bear interest at 3.62% and are due on February 19, 2019. Our outstanding indebtedness was incurred to primarily fund third party acquisitions and for general partnership purposes.

Immediately following the repayment of a portion of the outstanding debt under our revolving credit facility with a portion of the net proceeds from this offering, we will borrow approximately $75.0 million thereunder. We will use the proceeds from that borrowing to replenish our working capital.

Prior to the closing of this offering, we will distribute approximately $92.1 million of accounts receivable that comprise our gross working capital to our existing partners, pro rata in accordance with their ownership interest in us.

The net proceeds from any exercise by the underwriters of their option to purchase additional common units will be used to redeem a number of common units from our existing partners, pro rata, equal to the number of common units issued upon exercise of the option at a price per common unit equal to the net proceeds per common unit in this offering before expenses but after deducting underwriting discounts and the structuring fee. Accordingly, any exercise of the underwriters' option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read "Underwriting."

An increase or decrease in the initial public offering price of $1.00 per common unit would cause the net proceeds from the offering, after deducting underwriting discounts, the structuring fee and offering expenses, to increase or decrease by $10.9 million and $14.9 million, respectively, based on an assumed initial public offering price of $20.00 per common unit, the midpoint of the price range set forth on the cover of this prospectus. Each increase of 1.0 million common units offered by us, together with a concurrent $1.00 increase in the assumed public offering price of $20.00 per common unit, the midpoint of the price range set forth on the cover of this prospectus, would increase net proceeds to us from this offering by approximately $30.5 million. Similarly, each decrease of 1.0 million common units offered by us, together with a concurrent $1.00 decrease in the assumed initial offering price of $20.00 per common unit, would decrease the net proceeds to us from this offering by approximately $32.6 million. If the proceeds increase due to a higher initial public offering price then we will distribute those additional proceeds, pro rata, to our existing equityholders. If the proceeds decrease due to a lower initial public offering price, then we will reduce the amount of working capital that will be replenished by an equal amount.

Affiliates of Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC, Deutsche Bank Securities, Inc. and BMO Capital Markets Corp. are lenders under our revolving credit facility and, accordingly, will receive a portion of the net proceeds of this offering. The underwriters may, from time to time, engage in transactions with and perform services for us and our affiliates in the ordinary course of business. Please read "Underwriting."

CAPITALIZATION

The following table shows:

- our historical cash and cash equivalents and capitalization as of June 30, 2014; and

- our pro forma capitalization as of June 30, 2014, giving effect to the pro forma adjustments described in our unaudited pro forma consolidated financial data included elsewhere in this prospectus, including this offering and the application of the net proceeds of this offering in the manner described under "Use of Proceeds" and the other transactions described under "Prospectus Summary—Recapitalization Transactions and Partnership Structure."

This table is derived from, should be read together with and is qualified in its entirety by reference to the audited historical consolidated financial statements and the accompanying notes and the pro forma combined consolidated financial data and accompanying notes included elsewhere in this prospectus.

	As of June 30, 2014	
($ in thousands)	Historical	Pro Forma
Cash and cash equivalents	$ 1,126	$108,451
Debt:		
Revolving credit facility(1)	$181,600	$ 75,000
Other debt(2)	1,722	1,722
Total long-term debt (including current maturities)	$183,322	$ 76,722
Partners' capital:		
Series D preferred units	$ 40,057	$ —
General partner interest	(12,323)	—
Class A common units	394,393	—
Class B common units	10,491	—
Class C common units	72,888	—
Common units—Public	—	252,366
Common units—Other	—	70,314
Subordinated units	—	286,921
Total partners' capital	$505,506	$609,601
Total capitalization	$688,828	$686,323

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(1) As of August 31, 2014, we had approximately $195.6 million of indebtedness outstanding under our revolving credit facility.

(2) Consists of other notes payable.

DILUTION

Dilution is the amount by which the offering price per common unit in this offering will exceed the pro forma net tangible book value per unit after the offering. On a pro forma basis as of June 30, 2014, after giving effect to the offering of common units and the related transactions, our net tangible book value was approximately $199.6 million, or $5.48 per unit. Purchasers of common units in this offering will experience substantial and immediate dilution in pro forma net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit		$20.00
Pro forma net tangible book value per unit before the offering(1)	$2.33	
Increase in net tangible book value per unit attributable to purchasers in the offering	$3.15	
Less: Pro forma net tangible book value per unit after the offering(2)		5.48
Immediate dilution in net tangible book value per common unit to purchasers in the offering(3)(4)		$14.52

(1) Determined by dividing the number of units (4,463,502 common units and 18,213,502 subordinated units) to be issued to the general partner and its affiliates and other investors for their contribution of assets and liabilities to us into the pro forma net tangible book value of the contributed assets and liabilities.

(2) Determined by dividing the number of units to be outstanding after this offering (18,213,502 total common units and 18,213,502 subordinated units) into our pro forma net tangible book value, after giving effect to the application of the net proceeds of this offering.

(3) If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $15.29 and $13.75, respectively.

(4) Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters' option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in this offering due to any such exercise of the option.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by the general partner and its affiliates and other investors in respect of their units and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

($ in millions)	Units Acquired		Total Consideration	
	Number	%	Amount	%
General partner and its affiliates and other investors(1)(2)	22,677,004	62.0%	$(39,352,580)	0.0%
Purchasers in this offering	13,750,000	38.0%	$275,000,000	100.0%
Total	36,427,004	100.0%	$235,647,420	100.0%

(1) Upon the consummation of the transactions contemplated by this prospectus, our general partner and its affiliates and other investors will own 4,463,502 common units and 18,213,502 subordinated units.

(2) Assumes the underwriters' option to purchase additional common units is not exercised.

Partnership Agreement—Amendment of Our Partnership Agreement—No Unitholder Approval." However, after the subordination period has ended our partnership agreement may be amended with the consent of our general partner and the approval of a majority of the outstanding common units, including common units owned by our general partner and its affiliates. At the closing of this offering, Lonestar and our management will own our general partner and Lonestar will indirectly own an aggregate of approximately 51.2% of our outstanding common units and subordinated units (excluding common units purchased by officers, directors and director nominees of our general partner under our directed unit program). Please read "Our Partnership Agreement—Amendment of Our Partnership Agreement."

- Under Section 17-607 of the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

- We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating or general and administrative expenses, principal and interest payments on our debt, tax expenses, working capital requirements and anticipated cash needs. Our distributable cash flow available for distribution to unitholders is directly impacted by our cash expenses necessary to run our business and will be reduced dollar-for-dollar to the extent such uses of cash increase. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Available Cash."

- Our ability to make cash distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make cash distributions to us may be restricted by, among other things, the provisions of future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations.

- If and to the extent our available cash materially declines from quarter to quarter, we may elect to reduce the amount of our quarterly distributions in order to service or repay our debt or fund expansion capital expenditures.

To the extent that our general partner determines not to distribute the full minimum quarterly distribution with respect to any quarter during the subordination period, the common units will accrue an arrearage equal to the difference between the minimum quarterly distribution and the amount of the distribution actually paid with respect to that quarter. The aggregate amount of any such arrearages must be paid on the common units before any distributions of available cash from operating surplus may be made on the subordinated units and before any subordinated units may convert into common units. Any shortfall in the payment of the minimum quarterly distribution with respect to any quarter during the subordination period may decrease the likelihood that our quarterly distribution rate would increase in subsequent quarters. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period."

Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital

Our partnership agreement requires us to distribute all of our available cash to our unitholders on a quarterly basis. As a result, we expect that we will rely primarily upon external financing sources, including borrowings under our revolving credit facility and the issuance of debt and equity securities, to fund future acquisitions and other expansion capital expenditures. To the extent we are unable to finance growth with external sources of capital, the requirement in our partnership agreement to distribute all of our available cash will significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as businesses that reinvest all of their available cash to expand ongoing operations. Our revolving credit facility will restrict our ability to incur additional debt, including through the issuance of debt securities. Please read "Risk Factors—Risks Related to Our Business—Restrictions in our revolving credit facility could adversely affect our business, financial condition, results of operations, ability to make distributions to our unitholders and value of our common units." To the extent we issue additional units, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our cash distributions per unit. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to our common units, and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such additional units. If we incur additional debt (under our revolving credit facility or otherwise) to finance our growth strategy, we will have increased interest expense, which in turn will reduce the available cash that we have to distribute to our unitholders. Please read "Risk Factors—Risks Related to Our Business—Debt we may incur in the future could limit our flexibility to obtain financing and to pursue other business opportunities."

Our Minimum Quarterly Distribution

Upon the consummation of this offering, our partnership agreement will provide for a minimum quarterly distribution of $0.3250 per unit for each whole quarter, or $1.30 per unit on an annualized basis. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under "—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy." Quarterly distributions, if any, will be made within 45 days after the end of each calendar quarter to holders of record on or about the first day of each such month. If the distribution date does not fall on a business day, we will make the distribution on the first business day immediately preceding the indicated distribution date. We do not expect to make distributions for the period that begins on October 1, 2014 and ends on the day prior to the closing of this offering other than the distribution to be made to our existing equityholders in connection with the closing of this offering as described in "Prospectus Summary—Recapitalization Transactions and Partnership Structure" and "Use of Proceeds." We will adjust the amount of our first distribution for the period from the closing of this offering through December 31, 2014 based on the actual length of the period. The amount of available cash needed to pay the minimum quarterly distribution on all of our common units and subordinated units to be outstanding immediately after this offering for one quarter and on an annualized basis, assuming no exercise by the underwriters of their option to purchase additional common units, is summarized in the following table:

	Number of Units	Minimum Quarterly Distributions One Quarter	Annualized (Four Quarters)
Common units held by Public	13,750,000	$ 4,468,750	$17,875,000
Common units held by Lonestar	3,667,305	1,191,874	4,767,497
Common units held by Management	358,449	116,496	465,983
Common units held by Other Investors	437,748	142,268	569,073
Subordinated units held by Lonestar	14,964,588	4,863,491	19,453,964
Subordinated units held by Other Investors	1,786,250	580,531	2,322,125
Subordinated units held by Management	1,462,664	475,366	1,901,463
Total	36,427,004	$11,838,776	$47,355,105

Our general partner will hold the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 50.0%, of the cash we distribute in excess of $0.37375 per unit per quarter.

During the subordination period, before we make any quarterly distributions to our subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution for such quarter plus any arrearages in distributions of the minimum quarterly distribution from prior quarters. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period." We cannot guarantee, however, that we will pay the minimum quarterly distribution on our common units in any quarter.

Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in "good faith," our general partner must believe that the determination is in the best interests of our partnership. Please read "Conflicts of Interest and Duties."

The provision in our partnership agreement requiring us to distribute all of our available cash quarterly may not be modified without amending our partnership agreement; however, as described above, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business, the amount of reserves our general partner establishes in accordance with our partnership agreement and the amount of available cash from working capital borrowings.

Additionally, our general partner may reduce the minimum quarterly distribution and the target distribution levels if legislation is enacted or modified that results in our becoming taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes. In such an event, the minimum quarterly distribution and the target distribution levels may be reduced proportionately by the percentage decrease in our available cash resulting from the estimated tax liability we would incur in the quarter in which such legislation is effective. The minimum quarterly distribution will also be proportionately adjusted in the event of any distribution, combination or subdivision of common units in accordance with the partnership agreement, or in the event of a distribution of available cash from capital surplus. Please read "Provisions of our Partnership Agreement Relating to Cash Distributions—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels." The minimum quarterly distribution will also automatically be adjusted in connection with the resetting of the target distribution levels related to our general partner's incentive distribution rights. In connection with any such reset, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution amount per common unit for the two quarters immediately preceding the reset. Please read "Provisions of our Partnership Agreement Relating to Cash Distributions—General Partner's Right to Reset Incentive Distribution Levels."

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $1.30 per unit for the twelve months ending September 30, 2015. In those sections, we present two tables:

- "Unaudited Combined Pro Forma Distributable Cash Flow," in which we present the amount of cash we would have had available for distribution on a pro forma basis for the year ended December 31, 2013 and the twelve months ended June 30, 2014, derived from our unaudited pro forma financial data that is included in this prospectus, as adjusted to give pro forma effect to this offering and the related recapitalization transactions; and

- "Estimated Distributable Cash Flow," in which we provide our estimated forecast of our ability to generate sufficient distributable cash flow for us to pay the minimum quarterly distribution on all units for the twelve months ending June 30, 2015.

Unaudited Combined Pro Forma Distributable Cash Flow for the Year Ended December 31, 2013 and the Twelve Months Ended June 30, 2014

If we had completed this offering and the other transactions contemplated by this prospectus on January 1, 2013, our unaudited combined pro forma distributable cash flow for the year ended December 31, 2013 would have been approximately $24.3 million. This amount would have been sufficient to pay 100% of the minimum quarterly distribution on all of our common units during that period, but only $0.0085 per subordinated unit, or approximately 2.6% of the minimum quarterly distribution on our subordinated units, during that period. Specifically, on a pro forma basis, we would have experienced a shortfall of approximately $23.1 million for the year ended December 31, 2013. If we had completed this offering and the other transactions contemplated by this prospectus on July 1,

2013, our unaudited combined pro forma distributable cash flow for the twelve months ended June 30, 2014 would have been approximately $14.4 million. This amount would have been sufficient to pay a distribution of $0.1976 per common unit per quarter ($0.7904 per common unit on an annualized basis), or approximately 60.8% of the minimum quarterly distribution, during that period, and we would not have been able to pay any distributions on our subordinated units during that period. Specifically, on a pro forma basis, we would have experienced a shortfall of approximately $33.0 million for the twelve months ended June 30, 2014.

Our unaudited combined pro forma distributable cash flow for the year ended December 31, 2013 and the twelve months ended June 30, 2014 takes into account $3.5 million of incremental annual general and administrative expenses that we expect to incur as a result of becoming a publicly traded partnership. This amount is an estimate, and our general partner will ultimately determine the actual amount of these incremental annual general and administrative expenses to be reimbursed by us in accordance with our partnership agreement. Incremental annual general and administrative expenses related to being a publicly traded partnership include expenses associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, independent audit fees, legal fees, investor relations, Sarbanes Oxley compliance, stock exchange listing, register and transfer agent fees, incremental officer and director liability expenses and director compensation. These expenses are not reflected in our historical financial statements or our unaudited pro forma consolidated financial statements included elsewhere in this prospectus.

We based the pro forma adjustments on currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had this offering been completed as of the date indicated. In addition, distributable cash flow is primarily a cash accounting concept, while our unaudited pro forma consolidated financial statements have been prepared on an accrual basis. As a result, you should view the amount of pro forma distributable cash flow only as a general indication of the amount of distributable cash flow that we might have generated had we completed this offering on the dates indicated.

The following table illustrates, on a pro forma basis for the year ended December 31, 2013 and the twelve months ended June 30, 2014, the amount of distributable cash flow that would have been available for distribution to our unitholders, assuming that this offering had been completed at the beginning of each such period. Each of the adjustments reflected or presented below is explained in the footnotes to such adjustments.

JP Energy Partners LP

Unaudited Combined Pro Forma Distributable Cash Flow

($ in millions, except per unit data)	Year Ended December 31, 2013	Twelve Months Ended June 30, 2014
Total revenue	$2,105.2	$1,983.2
Costs and expenses:		
Cost of sales, excluding depreciation and amortization	1,964.6	1,843.9
Operating expenses	63.0	69.7
General and administrative(1)	45.7	48.9
Depreciation and amortization	36.5	41.5
Loss on disposal of assets	1.5	1.1
Total operating expenses	2,111.3	2,005.1
Operating income (loss)	(6.1)	(21.9)
Other income (expense):		
Interest expense	(4.7)	(4.9)
Other income (expense), net	0.7	1.0
Loss from continuing operations before income tax:	(10.1)	(25.8)
Income tax expense(2)	(0.2)	(0.1)
Pro forma net income (loss) from continuing operations(3)	(10.3)	(25.9)
Add:		
Depreciation and amortization	36.5	41.5
Interest expense	4.7	4.9
Discontinued operations(4)	2.0	1.4
Unit-based compensation	0.9	1.2
Loss on disposal of assets	1.5	1.1
Total gain on commodity derivative contracts	(0.9)	(1.5)
Net cash receipts (payments) for commodity derivatives settled during the period	(0.2)	0.9
Income tax expense(2)	0.2	0.1
Transaction costs and other non-cash items	1.1	0.7
Pro forma Adjusted EBITDA(5)	35.5	24.4
Less:		
Incremental general and administrative expenses of being a publicly traded partnership(6)	3.5	3.5
Cash interest paid, net of interest income(7)	4.1	3.9
Cash income taxes paid(2)	0.1	0.2
Expansion capital expenditures(8)	277.4	265.4
Maintenance capital expenditures(8)	3.5	2.4
Add:		
Capital contributions and borrowings to fund expansion capital expenditures	277.4	265.4
Pro forma distributable cash flow	$ 24.3	$ 14.4
Implied cash distribution at the minimum quarterly distribution rate:		
Annualized minimum quarterly distribution per unit	$ 1.30	$ 1.30
Distributions to public common unitholders	17.9	17.9
Distributions to Lonestar—common units	4.8	4.8
Distributions to Lonestar—subordinated units	19.5	19.5
Distributions to Management—common units	0.5	0.5
Distributions to Management—subordinated units	1.9	1.9
Distributions to Other Investors—common units	0.5	0.5
Distributions to Other Investors—subordinated units	2.3	2.3
Total distributions to unitholders(9)	$ 47.4	$ 47.4
Excess (shortfall) of pro forma distributable cash flow over the aggregate annualized minimum quarterly distribution	$ (23.1)	$ (33.0)
Percent of minimum quarterly distribution payable to common unitholders	100%	61%
Percent of minimum quarterly distribution payable to subordinated unitholders	2.6%	—%

---

(1) Includes segment general and administrative expenses of $16.2 million and $18.6 million for the pro forma year ended December 31, 2013 and the pro forma twelve months ended June 30, 2014, respectively, which includes items such as

management, sales and regional office expenses that are directly related to the operations of our business segments. Also includes corporate general and administrative expenses of $29.5 million and $30.3 million for the pro forma year ended December 31, 2013 and the pro forma twelve months ended June 30, 2014, respectively, which includes professional fees of $14.1 million and $12.7 million for the pro forma year ended December 31, 2013 and the pro forma twelve months ended June 30, 2014, respectively, a significant portion of which we do not expect to incur during the twelve months ending September 30, 2015. The professional fees incurred during the pro forma year ended December 31, 2013 and the pro forma twelve months ended June 30, 2014 primarily related to (i) audits of our 2011 and 2012 financial statements as well as reviews of our quarterly financial statements for the three months ended March 31, 2013 and June 30, 2013, (ii) audits related to several significant acquisitions that took place during the period, (iii) valuation services associated with our acquisitions in 2011 and 2012 and (iv) contract labor costs in our accounting group to manage additional accounting and financial reporting matters.

(2) Represents a 1.0% state tax on gross margin, which is generally defined as total revenue minus cost of sales, from our operations in Texas.

(3) Pro forma net income (loss) for the year ended December 31, 2013 gives effect to the pro forma adjustments reflected in our unaudited pro forma combined consolidated financial statements included elsewhere in this prospectus.

(4) In June 2014, we completed the sale of our crude oil logistics operations in the Bakken region of North Dakota, Montana and Wyoming.

(5) Adjusted EBITDA is a financial measure not presented in accordance with GAAP. For a definition of Adjusted EBITDA and a reconciliation to its most directly comparable financial measures calculated in accordance with GAAP, please read "Selected Historical and Pro Forma Combined Consolidated Financial and Operating Data—Non-GAAP Financial Measures," and for a discussion of how we use Adjusted EBITDA to evaluate our operating performance, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Operations."

(6) Represents estimated cash expense associated with being a publicly traded partnership, such as expenses associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, independent audit fees, legal fees, investor relations, Sarbanes Oxley compliance, stock exchange listing, register and transfer agent fees, incremental officer and director liability expenses and director compensation.

(7) Represents "Interest expense" adjusted to exclude amortization of deferred financing costs.

(8) Historically, we have not made a distinction between maintenance capital expenditures and expansion capital expenditures. Under our partnership agreement, maintenance capital expenditures are capital expenditures made to maintain our operating income or operating capacity, while expansion capital expenditures are capital expenditures that we expect will increase our operating income or operating capacity over the long term. Examples of maintenance capital expenditures are those made to replace partially or fully depreciated assets, to maintain the existing operating capacity of our assets and to extend their useful lives, or other capital expenditures that are incurred in maintaining existing system volumes and related cash flows. In contrast, expansion capital expenditures are those made to acquire additional assets to grow our business, to expand and upgrade our systems and facilities and to construct or acquire similar systems or facilities. For the year ended December 31, 2013, our pro forma capital expenditures inclusive of acquisitions totaled $280.9 million. We estimate that $3.5 million of our pro forma capital expenditures were maintenance capital expenditures and $277.4 million were expansion capital expenditures, of which $44.2 million were unrelated to acquisitions and $233.2 million were acquisition-related. For the twelve months ended June 30, 2014, our pro forma capital expenditures inclusive of acquisitions totaled $267.8 million. We estimate that $2.4 million of our pro forma capital expenditures were maintenance capital expenditures and $265.4 million were expansion capital expenditures, of which $33.1 million were unrelated to acquisitions and $232.3 million were acquisition-related. For a discussion of our maintenance capital expenditures and our expansion capital expenditures, please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Capital Expenditures."

(9) Totals may not sum due to rounding.

Estimated Distributable Cash Flow for the Twelve Months Ending September 30, 2015

We forecast that our estimated distributable cash flow for the twelve months ending September 30, 2015 will be approximately $56.8 million. This amount would exceed by $9.4 million the amount needed to pay the aggregate annualized minimum quarterly distribution of $47.4 million on all of our units for the twelve months ending September 30, 2015. To the extent we experience a shortfall in distributable cash flow in any particular quarter, including during the twelve months ending

JP Energy Partners LP
Estimated Distributable Cash Flow

($ in millions, except per unit amounts)	Three Months Ending December 31, 2014	Three Months Ending March 31, 2015	Three Months Ending June 30, 2015	Three Months Ending September 30, 2015	Twelve Months Ending September 30, 2015
Revenue:					
Crude oil pipeline and storage	$ 31.0	$ 34.9	$ 44.9	$ 62.8	$ 173.6
Crude oil supply and logistics	475.9	565.3	628.8	647.3	2,317.3
Refined products terminaling and storage	7.9	9.7	6.0	5.5	29.1
NGL distribution and sales	54.8	66.1	54.5	52.7	228.1
Total operating revenue	569.6	676.0	734.2	768.3	2,748.1
Operating expenses:					
Cost of sales, excluding depreciation and amortization	530.2	631.0	686.5	719.2	2,566.9
Operating expenses	16.5	18.4	19.7	19.0	73.6
General and administrative(1)	9.8	11.2	9.8	10.0	40.8
Depreciation and amortization	11.2	12.2	13.4	13.6	50.4
Total operating expenses	567.7	672.8	729.4	761.8	2,731.7
Operating income	1.9	3.2	4.8	6.5	16.4
Interest expense(2)	1.2	1.4	1.8	2.0	6.4
Other expense	0.6	0.6	0.6	0.6	2.4
Income tax expense(3)	0.1	0.1	0.1	0.1	0.4
Net income	—	1.1	2.3	3.8	7.2
Add:					
Depreciation and amortization	11.2	12.2	13.4	13.6	50.4
Interest expense, net	1.2	1.4	1.8	2.0	6.4
Income tax expense(3)	0.1	0.1	0.1	0.1	0.4
Non-cash charges	0.6	0.6	0.6	0.6	2.4
Adjusted EBITDA(4)	13.1	15.4	18.2	20.1	66.8
Less:					
Cash interest paid, net of interest income(5)	1.1	1.2	1.6	1.7	5.6
Expansion capital expenditures(6)	34.9	44.8	24.3	4.7	108.7
Maintenance capital expenditures(6)	0.7	0.9	0.9	1.5	4.0
Income tax expense(3)	0.1	0.1	0.1	0.1	0.4
Add:					
Borrowings to fund expansion capital expenditures	34.9	44.8	24.3	4.7	108.7
Estimated distributable cash flow	$ 11.2	$ 13.2	$ 15.6	$ 16.8	$ 56.8
Implied cash distribution at the minimum quarterly distribution rate:					
Annualized minimum quarterly distribution per unit	$0.3250	$0.3250	$0.3250	$0.3250	$ 1.30
Distributions to public common unitholders	4.5	4.5	4.5	4.5	17.9
Distributions to Lonestar—common units	1.2	1.2	1.2	1.2	4.8
Distributions to Lonestar—subordinated units	4.9	4.9	4.9	4.9	19.5
Distributions to Management—common units	0.1	0.1	0.1	0.1	0.5
Distributions to Management—subordinated units	0.4	0.4	0.4	0.4	1.9
Distributions to Other Investors—common units	0.1	0.1	0.1	0.1	0.5
Distributions to Other Investors—subordinated units	0.6	0.6	0.6	0.6	2.3
Total distributions to unitholders(7)	11.8	11.8	11.8	11.8	47.4
Excess (shortfall) of distributable cash flow over the aggregate annualized minimum quarterly distribution	(0.6)	1.4	3.8	5.0	9.4
Percent of minimum quarterly distribution payable to common unitholders	100%	100%	100%	100%	100%
Percent of minimum quarterly distribution payable to subordinated unitholders	90%	100%	100%	100%	100%

(1) Includes estimated annual incremental cash expense associated with being a publicly traded partnership of approximately $3.5 million, including costs associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, independent audit fees, legal fees, investor relations, Sarbanes Oxley compliance, stock exchange listing, register and transfer agent fees, incremental officer and director liability expenses and director compensation.

(2)   Assumes an aggregate of $152.8 million of average borrowings over the twelve months ending September 30, 2015, bearing interest at a weighted-average rate of approximately 2.88%. This rate is based on a forecast of LIBOR and prime rates during the period. The $6.4 million of interest expense that we expect to incur during the twelve months ending September 30, 2015 relates to $5.3 million of interest on our expected revolving credit facility borrowings, unused commitment fees and letters of credit fees, $0.8 million of amortization of deferred financing costs and $0.3 million of interest on our other debt.

(3)   Represents a 1.0% state tax on gross margin, which is generally defined as total revenue minus cost of sales, from our operations in Texas.

(4)   Adjusted EBITDA is a financial measure not presented in accordance with GAAP. For a definition of Adjusted EBITDA and a reconciliation to its most directly comparable financial measures calculated in accordance with GAAP, please read "Selected Historical and Pro Forma Combined Consolidated Financial and Operating Data—Non-GAAP Financial Measures," and for a discussion of how we use Adjusted EBITDA to evaluate our operating performance, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Operations."

(5)   Represents "Interest expense" adjusted to exclude amortization of deferred financing costs.

(6)   Historically, we have not made a distinction between maintenance capital expenditures and expansion capital expenditures. Under our partnership agreement, maintenance capital expenditures are capital expenditures made to maintain our operating income or operating capacity, while expansion capital expenditures are capital expenditures that we expect will increase our operating income or operating capacity over the long term. Examples of maintenance capital expenditures are those made to replace partially or fully depreciated assets, to maintain the existing operating capacity of our assets and to extend their useful lives, or other capital expenditures that are incurred in maintaining existing system volumes and related cash flows. In contrast, expansion capital expenditures are those made to acquire additional assets to grow our business, to expand and upgrade our systems and facilities and to construct or acquire similar systems or facilities. For a discussion of our maintenance capital expenditures and our expansion capital expenditures, please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Capital Expenditures." ▲

(7)   Totals may not sum due to rounding.

Assumptions and Considerations

Based on a number of specific assumptions, we believe our estimated distributable cash flow for the twelve months ending September 30, 2015 will be $56.8 million, compared to $24.3 million during the pro forma year ended December 31, 2013 and $14.4 million during the pro forma twelve months ended June 30, 2014. Because we believe it is not reasonably possible to forecast gains or losses on commodity derivative contracts and selected charges or any unusual or non-recurring costs or gains for future periods, we have assumed none for the twelve months ending September 30, 2015. Our estimate does not assume any incremental revenues, expenses or other costs associated with acquisitions of businesses, but does include identified organic growth opportunities as described below.

General Considerations

Substantially all of the anticipated increase in our estimated distributable cash flow for the twelve months ending September 30, 2015, compared to the pro forma year ended December 31, 2013 and the pro forma twelve months ended June 30, 2014, is primarily attributable to:

- acquisitions and organic growth projects that have recently been commenced or placed into service but which were either not included or only partially included in our results for the pro forma year ended December 31, 2013 and the pro forma twelve months ended June 30, 2014, including:

  - a full year of operations on our Silver Dollar Pipeline System, which was placed into service in April 2013;

  - growth in our crude oil supply and logistics segment, primarily from expanding our business in the Permian Basin in January 2014;

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending December 31, 2014 we distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the amount of our distribution for the period from the completion of this offering through December 31, 2014 based on the actual length of the period.

Definition of Available Cash

Available cash generally means, for any quarter, all cash and cash equivalents on hand at the end of that quarter:

- *less*, the amount of cash reserves established by our general partner to:

  - provide for the proper conduct of our business (including reserves for our future capital expenditures and anticipated future debt service requirements);

  - comply with applicable law, any of our debt instruments or other agreements; or

  - provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for distributions if the effect of the establishment of such reserves will prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter);

- *plus*, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within twelve months with funds other than from additional working capital borrowings.

Intent to Distribute the Minimum Quarterly Distribution

Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $0.3250 per unit, or $1.30 per unit on an annualized basis, to the extent we have sufficient cash from our operations after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on our units in any quarter. The amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility" for a discussion of the restrictions included in our revolving credit facility that may restrict our ability to make distributions.

General Partner Interest and Incentive Distribution Rights

Initially, our general partner will own a non-economic general partner interest. Our general partner holds incentive distribution rights that will entitle it to receive increasing percentages, up to a maximum of 50.0%, of the cash we distribute from operating surplus (as defined below) in excess of $0.37375 per unit per quarter. The maximum distribution of 50.0% does not include any distributions that our general partner or its affiliates may receive on common or subordinated units that they own. Please read "—General Partner Interest and Incentive Distribution Rights" for additional information.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either being paid from "operating surplus" or "capital surplus." We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Operating Surplus

We define operating surplus as:

- $30.0 million (as described below); *plus*

- all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below), provided that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge; *plus*

- working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; *plus*

- cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; *less*

- all of our operating expenditures (as defined below) after the closing of this offering; *less*

- the amount of cash reserves established by our general partner to provide funds for future operating expenditures; *less*

- all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such 12-month period with the proceeds of additional working capital borrowings.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by operations. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $30.0 million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As

- sales of our equity and debt securities;

- sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of ordinary course retirement or replacement of assets; and

- capital contributions received.

Characterization of Cash Distributions

All available cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed by us since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. We anticipate that distributions from operating surplus will generally not represent a return of capital. However, operating surplus, as defined in our partnership agreement, includes certain components, including a $30.0 million cash basket, that represent non-operating sources of cash. Consequently, it is possible that all or a portion of specific distributions from operating surplus may represent a return of capital. Any available cash distributed by us in excess of our cumulative operating surplus will be deemed to be capital surplus under our partnership agreement. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering and as a return of capital. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

Maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain our operating income or operating capacity. We expect that a primary component of maintenance capital expenditures will include expenditures to repair, refurbish and replace pipelines, to connect new wells to maintain throughput, for routine vehicle replacement costs for our crude oil service fleet and our NGL hard shell tank trucks, repairs to our NGL customer service centers, replacement and tank maintenance for our cylinder exchange business and replacement of rack loading equipment at our refined products terminals.

Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating capacity or operating income over the long-term. Expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date that such capital improvement commences commercial service and the date that such capital improvement is abandoned or disposed of. Examples of expansion capital expenditures include the acquisition of equipment, or the construction, development or acquisition of additional crude oil storage facilities, crude oil pipelines, crude oil gathering and transportation trucks, refined products terminals, cylinder exchanges cages, NGL hard shell tank trucks and cylinders and related or similar midstream assets.

Maintenance capital expenditures reduce operating surplus, but expansion capital expenditures do not. Capital expenditures that are made in part for maintenance capital purposes and in part for expansion capital purposes will be allocated as maintenance capital expenditures or expansion capital expenditures by our general partner.

Subordinated Units and Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.3250 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed "subordinated" because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that, during the subordination period, there will be available cash to be distributed on the common units.

Subordination Period

Except as described below, the subordination period will begin on the closing date of this offering and will extend until the first business day following the distribution of available cash in respect of any quarter beginning after September 30, 2017, that each of the following tests are met:

- distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded $1.30 (the annualized minimum quarterly distribution), for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

- the adjusted operating surplus (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of $1.30 (the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units during those periods on a fully diluted basis; and

- there are no arrearages in payment of the minimum quarterly distribution on the common units.

For the period after the closing of this offering through December 31, 2014, our partnership agreement will prorate the minimum quarterly distribution based on the actual length of the period, and use such prorated distribution for all purposes, including in determining whether the test described above has been satisfied.

Early Termination of the Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day following the distribution of available cash in respect of any quarter, beginning with the quarter ending September 30, 2015, that each of the following tests are met:

- distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded $1.95 (150.0% of the annualized minimum quarterly distribution) for the four-quarter period immediately preceding that date;

- the adjusted operating surplus (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (i) $1.95 (150.0% of the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units during that period on a fully diluted basis and (ii) the corresponding distributions on the incentive distribution rights; and

- there are no arrearages in payment of the minimum quarterly distributions on the common units.

- *thereafter*, in the manner described in "—General Partner Interest and Incentive Distribution Rights" below.

The preceding discussion is based on the assumption that we do not issue additional classes of equity securities.

Distributions of Available Cash From Operating Surplus After the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

- *first*, 100.0% to all unitholders, pro rata, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

- *thereafter*, in the manner described in "—General Partner Interest and Incentive Distribution Rights" below.

The preceding discussion is based on the assumption that we do not issue additional classes of equity securities.

General Partner Interest and Incentive Distribution Rights

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner may in the future own common units or other equity interests in us, and will be entitled to receive distributions on such interests.

Incentive distribution rights represent the right to receive an increasing percentage (15.0%, 25.0% and 50.0%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in our partnership agreement.

The following discussion assumes that there are no arrearages on the common units and that our general partner continues to own the incentive distribution rights.

If for any quarter:

- we have distributed available cash from operating surplus to the common unitholders and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

- we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

- *first*, 100.0% to all unitholders, pro rata, until each unitholder receives a total of $0.37375 per unit for that quarter (the "first target distribution");

- *second*, 85.0% to all unitholders, pro rata, and 15.0% to our general partner (in its capacity as the holder of our incentive distribution rights), until each unitholder receives a total of $0.40625 per unit for that quarter (the "second target distribution");

- *third*, 75.0% to all unitholders, pro rata, and 25.0% to our general partner (in its capacity as the holder of our incentive distribution rights), until each unitholder receives a total of $0.4875 per unit for that quarter (the "third target distribution"); and

- *thereafter*, 50.0% to all unitholders, pro rata, and 50.0% to our general partner (in its capacity as the holder of our incentive distribution rights).

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner (in its capacity as the holder of our incentive distribution rights) based on the specified target distribution levels. The amounts set forth under "Marginal percentage interest in distributions" are the percentage interests of our general partner (in its capacity as the holder of our incentive distribution rights) and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column "Total quarterly distribution per unit target amount." The percentage interests shown for our unitholders and our general partner (in its capacity as the holder of our incentive distribution rights) for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner (in its capacity as the holder of our incentive distribution rights) assume that our general partner has not transferred its incentive distribution rights and that there are no arrearages on common units.

| | Total Quarterly Distribution Per Unit Target Amount | | | Marginal Percentage Interest in Distributions | |
				Unitholders	General Partner (in Its Capacity as the Holder of Our Incentive Distribution Rights)
Minimum quarterly distribution		$0.32500		100%	—
First target distribution	above $0.32500		up to $0.37375	100%	—
Second target distribution	above $0.37375		up to $0.40625	85%	15%
Third target distribution	above $0.40625		up to $0.48750	75%	25%
Thereafter	above $0.48750			50%	50%

General Partner's Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement, subject to certain conditions, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of the incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. Our general partner's right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee, at any time when there are no subordinated units outstanding, we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the four consecutive fiscal quarters immediately preceding such time and the amount of each such distribution did not exceed adjusted operating surplus for such quarter, respectively. If our general partner and its affiliates are not the holders of a majority of the incentive distribution rights at the time an election is made to reset the minimum quarterly distribution amount and the target distribution levels, then the proposed reset will be subject to the prior written concurrence of the general partner that the conditions described above have been satisfied. The reset minimum quarterly distribution amount and assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.50.

	Quarterly Distribution Per Unit Prior to Reset		Marginal Percentage Interest in Distributions		Quarterly Distribution Per Unit Following Hypothetical Reset	
			Common Unitholders	General Partner (in Its Capacity as the Holder of Our Incentive Distribution Rights)		
Minimum quarterly distribution	$0.32500		100.0%	—	$0.5000	
First target distribution	above $0.32500	up to $0.37375	100.0%	—	above $0.5000	up to $0.5750(1)
Second target distribution . .	above $0.37375	up to $0.40625	85.0%	15.0%	above $0.5750(1)	up to $0.6250(2)
Third target distribution . . .	above $0.40625	up to $0.48750	75.0%	25.0%	above $0.6250(2)	up to $0.7500(3)
Thereafter	above $0.48750		50.0%	50.0%	above $0.7500(3)	

(1) This amount is 115.0% of the hypothetical reset minimum quarterly distribution.

(2) This amount is 125.0% of the hypothetical reset minimum quarterly distribution.

(3) This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner (in its capacity as the holder of our incentive distribution rights), based on an average of the amounts distributed for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be 36,427,004 common units outstanding, and the average distribution to each common unit would be $0.5000 per quarter for the two consecutive non-overlapping quarters prior to the reset.

	Quarterly Distribution Per Unit Prior to Reset		Cash Distributions to Common Unitholders Prior to Reset	Cash Distribution to General Partner (in its Capacity as the Holder of Our Incentive Distribution Rights) Prior to Reset	Total Distributions
Minimum quarterly distribution .	$0.32500		$11,838,776	$ —	$11,838,776
First target distribution	above $0.32500	up to $0.37375	1,775,816	—	1,775,816
Second target distribution	above $0.37375	up to $0.40625	1,183,878	208,920	1,392,797
Third target distribution	above $0.40625	up to $0.48750	2,959,694	986,565	3,946,259
Thereafter	above $0.48750		455,338	455,338	910,675
			$18,213,502	$1,650,822	$19,864,324

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the general partner (in its capacity as the holder of our incentive distribution rights), with respect to the quarter after the reset occurs. The table reflects that, as a result of the reset, there would be 39,728,648 common units outstanding and that the average distribution to each common unit would be $0.50. The number of common units issued as a result of the reset was calculated by dividing (x) 1,650,822 as the average of the amounts received by the general partner in respect of its incentive distribution rights for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, by (y) the average of the cash distributions made on each common unit per quarter for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, or $0.50000.

	Quarterly Distribution Per Unit After Reset		Cash Distributions to Common Unitholders After Reset	Cash Distribution to General Partner After Reset			Total Distributions
				Common Units	Incentive Distribution Rights	Total	
Minimum quarterly distribution	$0.50000		$18,213,502	$1,650,822	$—	$1,650,822	$19,864,324
First target distribution	above $0.50000	up to $0.57500	—	—	—		
Second target distribution . . .	above $0.57500	up to $0.62500					
Third target distribution	above $0.62500	up to $0.75000					
Thereafter	above $0.75000						
			$18,213,502	$1,650,822	$—	$1,650,822	$19,864,324

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the immediately preceding four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

- *first*, 100.0% to all unitholders, pro rata, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price in this offering;

- *second*, 100.0% to all unitholders, pro rata, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the outstanding common units; and

- *thereafter*, as if they were from operating surplus.

The preceding discussion is based on the assumption we do not issue additional classes of equity securities.

Effect of a Distribution From Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the "unrecovered initial unit price." Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 50.0% being paid to the unitholders, pro rata, and 50.0% to the holder of our incentive distribution rights.

The following table presents Adjusted EBITDA, distributable cash flow and adjusted gross margin, financial measures that are not presented in accordance with GAAP. For a discussion of how we derive these measures and a reconciliation of Adjusted EBITDA, distributable cash flow and adjusted gross margin to their most directly comparable financial measures calculated in accordance with GAAP, please read "—Non-GAAP Financial Measures." For a discussion of how we use Adjusted EBITDA to evaluate our operating performance, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Operations."

($ in thousands, except per unit amounts)	Unaudited Period from May 5, 2010 (date of inception) to December 31, 2010	Year Ended December 31, 2011	2012(1)	2013(1)	Six Months Ended June 30, 2013	2014	Pro Forma Year Ended December 31, 2013	Pro Forma Six Months Ended June 30, 2014
			(Restated and recast)		(unaudited)		(unaudited)	
Statement of Operations Data:								
Total revenue	$ 8,541	$ 67,156	$427,581	$2,102,233	$987,804	$865,817	$ 2,105,201	$ 865,817
Costs and expenses:								
Cost of sales, excluding depreciation and amortization	6,853	49,048	368,791	1,964,631	918,957	798,193	1,964,631	798,193
Operating expenses	1,656	9,584	28,640	61,925	28,202	35,266	62,996	35,266
General and administrative	2,163	6,053	20,983	45,284	20,313	23,879	45,699(2)	23,838(2)
Depreciation and amortization	437	2,841	13,856	33,345	15,186	20,165	36,524	20,165
Loss on disposal of assets	—	68	1,142	1,492	998	661	1,492	661
Operating income (loss)	(2,568)	(438)	(5,831)	(4,444)	4,148	(12,347)	(6,141)	(12,306)
Other income (expense):								
Interest (expense)	(57)	(633)	(3,405)	(9,075)	(3,815)	(5,551)	(4,714)	(2,308)
Loss on extinguishment of debt	—	(95)	(497)	—	—	1,634	—	—
Other income, net	—	—	247	688	195	504	688	504
Income (loss) before income taxes	(2,625)	(1,166)	(9,486)	(12,831)	528	(19,208)	(10,167)	(14,110)
Income tax (expense) benefit	—	(35)	(222)	(208)	(305)	(156)	(227)	(156)
Net income (loss) from continuing operations	(2,625)	(1,201)	(9,708)	(13,039)	223	(19,184)	(10,394)	(14,266)
Net income (loss) from discontinued operations(3)	—	—	1,320	(1,182)	(23)	(9,608)	—	—
Net income (loss)	(2,625)	(1,201)	(8,388)	(14,221)	$ 200	$(28,792)	$ (10,394)	$ (14,266)
Common unit holder's interest in pro forma net income (loss)							(5,197)	(7,133)
Subordinated unit holder's interest in pro forma net income (loss)							(5,197)	(7,133)
Pro forma net income per common unit							(0.29)	(0.39)
Pro forma net income per subordinated unit							(0.29)	(0.39)
Weighted average number of limited partner units outstanding								
Common units							18,213,502	18,213,502
Subordinated units							18,213,502	18,213,502
Statement of Cash Flows Data:								
Cash provided by (used in):								
Operating activities	$ (2,796)	$ (5,895)	$ (6,990)	$ 13,882	$ 24,778	$ 7,572		
Investing activities(4)	(21,911)	(26,860)	(292,334)	(27,735)	(13,986)	(4,936)		
Financing activities(5)	27,068	34,825	304,991(4)	6,988	(11,482)	(4,744)		
Other Financial Data(6):								
Adjusted gross margin	1,688	18,108	57,203	136,491	$ 68,938	$ 68,553	$ 139,459	$ 68,553
Adjusted EBITDA	$ (2,123)	$ 2,825	$ 14,560	$ 34,284	23,855	12,038	35,527	12,035
Distributable cash flow	(2,225)	1,902	11,341	23,755	18,710	6,286	24,288	7,044
Balance Sheet Data:								
Cash and cash equivalents	$ 2,362	$ 4,432	$ 10,099	$ 3,234	$ 9,409	$ 1,126		$ 108,451
Accounts receivable, net	3,789	12,246	80,551	122,919	79,038	158,265		50,940
Property, plant and equipment, net	12,694	27,720	191,864	238,093	194,201	232,690		232,690
Total assets	32,138	65,931	562,124	843,402	556,910	842,472		839,713
Total long-term debt (including current maturities)	11,381	16,948	167,739	184,846	165,901	183,322		76,722
Total partners' capital	10,216	41,466	314,153	533,393	308,808	505,506		609,601
Operating Data(7):								
Crude oil pipeline throughput (Bbl/d)	—	—	—	13,738(7)	—	19,652	8,885(8)	19,652
Crude oil sales (Bbl/d)	—	—	24,201	53,471	51,372	42,411	53,471	42,411
Refined products terminals throughput (Mgal/d)	—	—	2,400	2,901	2,834	2,699	2,901	2,699
NGL and refined product sales (Gal/d)	15,028	61,314	128,775	180,850	182,463	199,016	180,850	199,016

(1) Our historical combined consolidated financial and operating data for the years ended December 31, 2012 and 2013 have been retrospectively adjusted for the JP Development Dropdown. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—JP Development Acquisition and Recast of Historical Financial Statements."

Results of Operations

The following historical consolidated statement of operations data for the years ended December 31, 2013, 2012 and 2011 and the six months ended June 30, 2014 and 2013 has been derived from our audited historical consolidated financial statements and our unaudited historical condensed consolidated financial statements, respectively, included elsewhere in this prospectus.

($ in thousands, except per unit amounts)	Year Ended December 31,			Six Months Ended June 30,	
	2011	2012(1)(2)	2013(1)	2013	2014
		(Restated and Recast)		(unaudited)	
Statement of Operations Data:					
Total revenue	$67,156	$427,581	$2,102,233	$987,804	$865,817
Costs and expenses:					
Cost of sales, excluding depreciation and amortization	49,048	368,791	1,964,631	918,957	798,193
Operating expenses	9,584	28,640	61,925	28,202	35,266
General and administrative	6,053	20,983	45,284	20,313	23,879
Depreciation and amortization	2,841	13,856	33,345	15,186	20,165
Loss on disposal of assets	68	1,142	1,492	998	661
Operating income (loss)	(438)	(5,831)	(4,444)	4,148	(12,347)
Other income (expense):					
Interest (expense)	(633)	(3,405)	(9,075)	(3,815)	(5,551)
Loss on extinguishment of debt	(95)	(497)	—	—	(1,634)
Other income (expense), net	—	247	688	195	504
Income (loss) before income taxes	(1,166)	(9,486)	(12,831)	528	(19,028)
Income tax (expense)	(35)	(222)	(208)	(305)	(156)
Net income (loss) from continuing operations	—	(9,708)	(13,039)	223	(19,184)
Net income (loss) from discontinued operations(3)	—	1,320	(1,182)	(23)	(9,608)
Net income (loss)	$(1,201)	$ (8,388)	$ (14,221)	$ 200	$(28,792)

(1) Our historical combined consolidated financial and operating data for the years ended December 31, 2012 and 2013 have been retrospectively adjusted for the JP Development Dropdown. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—JP Development Acquisition and Recast of Historical Financial Statements."

(2) Our previously issued audited consolidated financial statements as of December 31, 2012 and results of operations for the year ended December 31, 2012 contained errors. We evaluated those errors and determined that the impact of these errors was material to our financial position as of

Operating expenses.   Operating expenses increased to $24.7 million for the year ended December 31, 2012 from $9.4 million for the year ended December 31, 2011. The major components of this increase were as follows:

- the acquisition of Heritage Propane in early June of 2012. Operating expenses associated with Heritage Propane for the period from June to December 2012 were $12.9 million; and

- the acquisitions of seven propane distribution and sales businesses since late June of 2011. These acquisitions incurred a full year of operating expenses in 2012, compared to less than six months of operating expenses in 2011.

General and administrative.   General and administrative increased to $7.6 million for the year ended December 31, 2012 from $2.2 million for the year ended December 31, 2011. The major components of this increase were as follows:

- the acquisition of Heritage Propane in early June of 2012. General and administrative expenses associated with Heritage Propane for the period from June to December 2012 were $3.4 million; and

- the acquisitions of seven propane distribution and sales businesses since late June of 2011. These acquisitions incurred a full year of general and administrative expenses in 2012, compared to less than six months of general and administrative expenses in 2011.

Liquidity and Capital Resources

We principally require liquidity to finance current operations, fund capital expenditures, including acquisitions from time to time, and to service our debt. Historically, our sources of liquidity included cash generated from operations, equity investments by ArcLight and borrowings under our revolving credit facility.

Subsequent to this offering, we expect our sources of liquidity to include:

- cash generated from operations;

- a portion of the proceeds from this offering to replenish working capital;

- borrowings under our revolving credit facility; and

- issuances of debt and equity.

We believe that cash on hand, cash generated from operations and availability under our revolving credit facility will be adequate to meet our operating needs, our planned short-term capital and debt service requirements and our cash distribution requirements. We believe that future internal growth projects or potential acquisitions will be funded primarily through borrowings under our revolving credit facility or through issuances of debt and equity securities.

Distributions

During the years ended December 31, 2011, 2012 and 2013 and the six months ended June 30, 2014, we paid distributions to our unitholders in the amounts of $0.8 million, $7.8 million, $17.4 million and $0, respectively. Following the completion of this offering, we intend to pay a minimum quarterly distribution of $0.3250 per unit per quarter, which equates to $11.8 million per quarter, or $47.4 million per year, based on the number of common and subordinated units to be outstanding immediately after completion of this offering. We do not have a legal obligation to pay this distribution, except as provided in our partnership agreement. Please read "Cash Distribution Policy and Restrictions on Distributions."

maintain a certain consolidated coverage ratio is subject to increase up to 5.50 in connection with certain future acquisitions; and

- from and after our issuance of certain unsecured notes, a consolidated senior secured net leverage ratio of not more than 3.50.

We were not in compliance with the leverage ratio covenant for the quarter ended June 30, 2014, which noncompliance was waived pursuant to a waiver we received on August 5, 2014. In addition, if we do not close this offering before September 30, 2014 we will be required to obtain a waiver from the lenders under our revolving credit facility because we will be in violation of the leverage ratio covenant. We expect to seek a waiver with respect to this requirement, but we can provide no assurance that our lenders will grant the requested waiver.

As of August 31, 2014, we had $195.6 million of outstanding borrowings under our revolving credit facility and a remaining borrowing capacity of $38.8 million thereunder. Issued and outstanding letters of credit, which reduced borrowing capacity, totaled $40.6 million as of August 31, 2014.

Borrowings under our revolving credit facility bear interest at a variable rate per annum equal to the lesser of LIBOR or the Base Rate, as the case may be, plus the Applicable Margin (LIBOR, Base Rate and Applicable Margin each as defined therein). As of the date of this offering, the Applicable Margin for Base Rate loans range from 0.75% to 2.00% based on our consolidated net total leverage ratio, and the Applicable Margin for LIBOR loans range from 1.75% to 3.00%, in each case based on our consolidated net total leverage ratio.

Series D Convertible Preferred Units

On March 28, 2014, we issued 1,818,182 Series D Preferred Units to Lonestar for $22.00 per Series D Preferred Unit for total consideration of $40.0 million in cash. The Series D Preferred Units are a new class of voting equity security that ranks senior to all of our other classes or series of equity securities with respect to distribution rights and rights upon liquidation. The Series D Preferred Units have voting rights identical to the voting rights of our common units and will vote with the common units as a single class. Each Series D Preferred Unit is entitled to one vote for each common unit into which such Series D Preferred Unit is convertible. We intend to redeem 100% of the issued and outstanding Series D Preferred Units prior to the consummation of this offering.

Cash Flow

Cash provided by (used in) operating activities, investing activities and financing activities were as follows for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,	
($ in thousands)	2011	2012 Restated and Recast	2013	2013	2014
Operating activities	$ (5,895)	$ (6,990)	$ 13,882	$ 24,778	$ 7,572
Investing activities	(26,860)	(292,334)	(27,735)	(13,986)	(4,936)
Financing activities	34,825	304,991	6,988	(11,482)	(4,744)

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

Cash provided by operating activities. Cash provided by operating activities was $7.6 million for the six months ended June 30, 2014 compared to $24.8 million for the six months ended June 30, 2013. The $17.2 million decrease was primarily attributable to a $11.8 million decrease in total Adjusted EBITDA, and a $4.5 million decrease due to the timing of collections and payments.

Cash used in investing activities. Cash used in investing activities was $4.9 million for the six months ended June 31, 2014 compared to $14.0 million for the six months ended June 30, 2013. The $9.1 million decrease was primarily due to an increase in proceeds from the sale of assets of $10.4 million, partially offset by a $1.7 million increase in capital expenditures in the six months ended June 30, 2014 associated with our various organic growth projects.

Capital Expenditures

Our capital expenditures were $27.8 million, $293.3 million and $27.8 million for the years ended December 31, 2013, 2012 and 2011, respectively, which included capital expenditures for acquisitions of $1.0 million, $272.2 million and $25.5 million, respectively. While we refer to acquisitions made by JP Development of the assets that were subsequently acquired by us through the JP Development Dropdown as our acquisitions, we do not include capital expenditures made by JP Development to acquire those assets in the discussion of our capital expenditures.

Our capital spending program is focused on expanding our pipeline and cylinder exchange assets, maintaining our fleet and storage assets and maintaining and updating our information systems. Capital expenditure plans are generally evaluated based on return on investment and estimated incremental cash flow. In addition to annually recurring capital expenditures, potential acquisition opportunities are evaluated based on their anticipated return on invested capital, accretive impact to operating results and strategic fit.

Historically, we have not made a distinction between maintenance capital expenditures and expansion capital expenditures. Under our partnership agreement, maintenance capital expenditures are capital expenditures made to maintain our operating income or operating capacity, while expansion capital expenditures are capital expenditures that we expect will increase our operating income or operating capacity over the long-term. Examples of maintenance capital expenditures are those made to replace partially or fully depreciated assets, to maintain the existing operating capacity of our assets and to extend their useful lives, or other capital expenditures that are incurred in maintaining existing system volumes and related cash flows. In contrast, expansion capital expenditures are those made to acquire additional assets to grow our business, to expand and upgrade our systems and facilities and to construct or acquire similar systems or facilities.

We have budgeted $55.7 million in capital expenditures for the year ending December 31, 2014, of which $45.5 million represents expansion capital expenditures, which are expected to relate primarily to the expansion of our Silver Dollar Pipeline System and the expansion of our NGL cylinder exchange business and of which $10.2 million represents maintenance capital expenditures which we expect to spend primarily on fleet replacements and general maintenance. As of June 30, 2014 we have spent approximately $14.8 million of our $55.7 million in expected capital expenditures for the year ending December 31, 2014.

We anticipate that our capital expenditures will be funded primarily with cash from operations and borrowings under our revolving credit facility. Following this offering, we expect that we will rely primarily upon external financing sources, including borrowings under our revolving credit facility and the issuance of debt and equity securities, to fund any significant future expansion capital expenditures.

Contractual Obligations

A summary of our contractual obligations as of December 31, 2013 is as follows:

($ in thousands)	Less Than 1 Year	2-3 Years	4-5 Years	More Than 5 Years	Total
Long-term debt obligations(1)	$ 698	$ 1,730	$ 726	$181,692	$184,846
Capital lease obligations(2)	178	242	84	51	555
Operating lease obligations(2)	6,174	11,685	4,688	5,497	28,044
Total	$7,050	$13,657	$5,498	$187,240	$213,445

(1) Does not reflect that upon the closing of this offering we expect to (i) repay approximately $195.6 million of the debt outstanding under our revolving credit facility and (ii) incur long-term debt under our revolving credit facility of approximately $75.0 million, which will be used to replenish working capital as described in "Use of Proceeds."

- ***Maintain financial flexibility and a disciplined capital structure.*** We intend to pursue a disciplined financial policy and maintain a conservative capital structure to allow us to pursue accretive acquisitions and execute on organic growth opportunities even in challenging capital market environments. Pro forma for this offering, we would have had $153.7 million in borrowing capacity under our revolving credit facility as of June 30, 2014. Issued and outstanding letters of credit, which reduced borrowing capacity, totaled $46.3 million as of June 30, 2014. Our credit facility contains an accordion feature that allows us to increase the borrowing capacity thereunder from $275 million to $425 million, subject to obtaining additional increased lender commitments. We believe our financial flexibility positions us to take advantage of future growth opportunities without incurring debt beyond appropriate levels.

Our Competitive Strengths

We believe that we are well-positioned to successfully execute our business strategies by capitalizing on the following competitive strengths:

- ***Stable cash flows from contractual arrangements and diversified operations.*** Our contractual arrangements and diversified operations help us generate stable, predictable cash flows. We provide many of our services under long-term or evergreen contracts with customers with whom we have longstanding relationships. Pursuant to our contractual arrangements, substantially all of our cash flows are derived from fee-based or margin-based services with limited commodity price exposure. Our cash flows also benefit from our diverse operations in both geographic location and services offered to our customers.

  - *Crude oil pipelines and storage.* The Silver Dollar Pipeline System is underpinned by long-term, fee-based contracts with leading producers in the Southern Wolfcamp. One significant contract has a remaining term of approximately nine years and contains an acreage dedication related to crude oil production from approximately 110,000 acres in Crockett and Schleicher counties, Texas. Another significant contract with a remaining term of approximately five years and containing a minimum volume commitment was amended in March 2014 to significantly increase the volumes committed thereunder. Our crude oil storage business operates under a long-term contract with a remaining term of approximately 3.0 years as of June 30, 2014.

  - *Crude oil supply and logistics.* A substantial portion of our margin related to the purchase and sale of crude oil in our crude oil supply and logistics segment is represented by "fee equivalent" transactions in which we concurrently purchase and sell crude oil at prices that are based on the same index, thereby generating revenue consisting of a margin plus our purchase, transportation, handling and storage costs.

  - *Refined products terminals and storage.* Our refined products terminals and storage segment operates under contracts with evergreen provisions consistent with industry practice so that, after an initial term of six months to two years, they can be canceled upon 60 days' notice. For the six months ended June 30, 2014 approximately 90% of our customers have been doing business with us for over 10 years and these customers account for approximately 2.7 million gallons per day of our terminals' throughput volumes.

  - *NGL distribution and sales.* We developed our NGL distribution and sales segment to generate consistent cash flows throughout the year. We believe that the combination of our spring- and summer-weighted cylinder exchange business with our fall- and winter-weighted NGL sales business reduces overall seasonal volatility in volumes. We generate revenues through margin-based arrangements in our NGL sales business. Our sales price per gallon consists of a margin plus our product supply, transportation, handling and storage costs, thereby limiting our commodity price exposure. Our fee-based NGL gathering and transportation operations involve the transportation of NGLs by hard shell tank truck in exchange for a fee based on the number of gallons of NGLs we gather and the distance they are transported.

- *Strategically located assets that provide organic growth opportunities.* The majority of our assets are located in areas characterized by strong demand for the services we currently provide as well as a need for additional midstream infrastructure, providing us with attractive future growth prospects. Our assets and areas of operation include:

  - crude oil pipelines, storage and supply and logistics businesses which are located in emerging, liquids-rich basins that have seen accelerating production growth in recent years, such as the Permian Basin;

  - a refined products terminals and storage segment consisting of refined products terminals in North Little Rock, Arkansas and Caddo Mills, Texas, which is situated in the Northeast portion of the Dallas-Fort Worth metroplex, a region expected to grow 23% by the year 2025 according to Census Bureau data;

  - a cylinder exchange business currently operating in all 48 states in the continental United States, which we believe gives us the capability to compete for new large-volume or national accounts, as well as provides us with economies of scale and significant cost savings in product procurement, transportation and general administration;

  - an NGL sales business located mostly in a six-state region in the Southwest and Midwest United States, which provides us with the opportunity to target growing demand for propane in connection with power generation and other oilfield applications, thereby reducing our exposure to the seasonality of demand for propane as a heating fuel; and

  - a fleet of approximately 43 hard shell tank trucks that transport NGLs and condensate for producers, gas processing plants, refiners and fractionators located in the Eagle Ford shale and Permian Basin.

- *Relationships with JP Development and ArcLight.* We consider our relationships with JP Development, our affiliate with whom we share a common management team, and ArcLight Fund V, which has a substantial ownership interest in us, to be significant strengths. JP Development was formed in July 2012 by members of our management team and ArcLight for the express purpose of supporting our growth. We acquired the Silver Dollar Pipeline System, a portfolio of crude oil supply and logistics assets and our fleet of NGL transportation trucks from JP Development in February 2014 and we believe that our relationship with JP Development will provide us with future growth opportunities. We also believe that ArcLight Fund V's and our management's collective ownership of (i) 95% of our general partner, which owns all of our incentive distribution rights, (ii) a 56.1% limited partner interest in us and (iii) 100% of the partnership interests in JP Development creates a unique and strong incentive for ArcLight to support the successful execution of our business plan and to pursue projects and acquisitions that should enhance the overall value of our business. Please read "—Our Relationship with JP Development" for additional discussion of the JP Development Dropdown and the ROFO Assets.

- *Experienced and entrepreneurial management team.* Our management team has a demonstrated track record of growing our business, identifying market opportunities in the areas in which we operate and making acquisitions. Averaging approximately 17 years of experience in the energy industry, our management team has expertise in key areas of the crude oil, refined products and natural gas liquids industries as well as in infrastructure development, acquisitions and the integration of acquired businesses. For example, since our formation in May 2010, our management team has successfully grown our and JP Development's operations through 25 third-party acquisitions. Please read "—Our Acquisition History." In addition, our management team has established strong relationships with producers, marketers and refiners of crude oil throughout the upstream, midstream, refined products and natural gas liquids market segments, which we believe will be beneficial to us in pursuing acquisition and organic growth opportunities.

- *Strong sponsor with significant industry expertise.* Through Lonestar, ArcLight Fund V is the principal owner of our general partner and the sole owner of JP Development. We believe that ArcLight Capital, which controls ArcLight Fund V, has substantial experience as a private equity investor in the energy industry, having managed the investment of more than $10 billion in energy companies and assets since its inception. By providing us with strategic guidance and financial expertise, we believe our relationship with ArcLight will greatly enhance our ability to grow our asset base and cash flows. We believe that our relationship with ArcLight strengthens our ability to make strategic acquisitions and to access other business opportunities. Upon the consummation of this offering, ArcLight Fund V will be the indirect owner of approximately 71% of our incentive distribution rights and a 51.2% limited partner interest in us. Due to ArcLight Fund V's significant economic interest in us, we believe that ArcLight will be motivated to promote and support the successful execution of our business strategies.

Our Relationship With JP Development and ArcLight

Our affiliate, JP Development, is a growth-oriented limited partnership that was formed in July 2012 by members of our management team and ArcLight for the express purpose of supporting our growth. JP Development intends to acquire growth-oriented midstream assets and to develop organic capital projects and then offer those assets for sale to us after they have been sufficiently developed such that their financial profile is suitable for us.

Since its formation, our management team and ArcLight have successfully grown JP Development through the acquisition of midstream assets and the execution of growth projects strategically located in our current areas of operation as well as new areas for expansion. In February 2014, we acquired from JP Development an intrastate crude oil pipeline system as well as a portfolio of crude oil logistics and NGL transportation and distribution assets for aggregate consideration valued at approximately $319 million. We refer to this transaction as the JP Development Dropdown. Please read "—JP Development Dropdown."

We believe that ArcLight Fund V's and our management's collective ownership of (i) 95% of our general partner, which owns all of our incentive distribution rights, (ii) a 56.1% limited partner interest in us and (iii) 100% of the partnership interests in JP Development create a unique and strong incentive for ArcLight to support the successful execution of our business plan and to pursue projects and acquisitions that should enhance the overall value of our business. We believe that our relationship with JP Development and ArcLight will provide us with future growth opportunities, including the potential acquisition of the ROFO Assets.

Right of First Offer

JP Development has granted us a right of first offer for on all of its current and future assets, and ArcLight Fund V has granted us a right of first offer with respect to a 50% indirect interest in Republic, an ArcLight portfolio company. The right of first offer with respect to JP Development's current and future assets is for a period of five years from the closing of this offering and the right of first offer with respect to Republic is for a period of eighteen months from the closing of this offering. A description of JP Development's current assets and Republic, which we collectively refer to as the ROFO Assets, is provided below.

- *Great Salt Plains Pipeline.* An approximately 115-mile intrastate crude oil pipeline that runs from Cherokee, Oklahoma to Cushing, Oklahoma that was placed in service in October 2012. The closing of this offering. One independent director will be appointed within 90 days of the closing of this offering and one independent director will be appointed within one year of the closing of this offering. Mr. Taylor and Mr. Erhard will resign from the audit committee upon appointment of the additional independent directors to the board of directors and the audit committee. Thereafter, our general partner is generally required to have at least three independent directors serving on its board at all times. Our audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and corporate policies and controls. Our audit committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. Our audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to our audit committee.

Compensation Committee

At least three members of the board of directors of our general partner will serve on our compensation committee. Messrs.   ,   and   will serve as the initial members of our compensation committee. Mr.   will serve as the chairman of the compensation committee. The compensation committee will establish salaries, incentives and other forms of compensation for officers and other employees. The compensation committee will also administer our incentive compensation and benefit plans. The NYSE does not require publicly traded partnerships, such as us, to have a compensation committee or, if we voluntarily elect to have a compensation committee, require that the members of the compensation committee be independent directors.

Conflicts Committee

At least two members of the board of directors of our general partner will serve on our conflicts committee to review specific matters that may involve conflicts of interest in accordance with the terms of our partnership agreement. T. Porter Trimble will serve as the initial member and the chairman of the conflicts committee. Our conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of our conflicts committee may not be officers or employees of our general partner or directors, officers, or employees of its affiliates, and must meet the independence and experience standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors. In addition, the members of our conflicts committee may not own any interest in our general partner or any interest in us or our subsidiaries other than (i) common units and (ii) awards under our incentive compensation plan. Any matters approved by our conflicts committee will be presumed to have been approved in good faith, will be deemed to be approved by all of our partners and will not be a breach by our general partner of any duties it may owe us or our unitholders.

Directors and Executive Officers of JP Energy GP II LLC

Directors are elected by the members of our general partner and hold office until their successors have been elected or qualified or until their earlier death, resignation, removal or disqualification. Executive officers are appointed by, and serve at the discretion of, the board of directors. The following table shows information for the directors, director nominees and executive officers of JP Energy GP II

SECURITY OWNERSHIP AND CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of units of JP Energy Partners LP that will be issued upon the consummation of this offering and the related transactions and held by beneficial owners of 5.0% or more of the units, by each director and director nominee of JP Energy GP II LLC, our general partner, by each named executive officer and by all directors, director nominees and officers of our general partner as a group and assumes no exercise of the underwriters' option to purchase additional common units.

The amounts and percentage of units beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. In computing the number of common units beneficially owned by a person and the percentage ownership of that person, common units subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of September 11, 2014, if any, are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all units shown as beneficially owned by them, subject to community property laws where applicable.

The following table does not include any common units that directors and executive officers may purchase in this offering through the directed unit program described under "Underwriting." The percentage of units beneficially owned is based on a total of 18,213,502 common units and 18,213,502 subordinated units outstanding immediately following this offering.

Name of Beneficial Owner(1)	Common Units to be Beneficially Owned	Percentage of Common Units to be Beneficially Owned	Subordinated Units to be Beneficially Owned	Percentage of Subordinated Units to be Beneficially Owned	Percentage of Total Common Units and Subordinated Units to be Beneficially Owned
Lonestar Midstream Holdings, LLC	3,667,305	20.1%	14,964,588	82.2%	51.1%
Directors/Named Executive Officers:					
J. Patrick Barley	30,663	*	125,122	*	*
Patrick J. Welch	—	—	—	—	—
Jeremiah J. Ashcroft III	2,190	*	8,937	*	*
Jon E. Hanna	—	—	—	—	—
Christopher Hill	2,303	*	9,398	*	*
Scott Smith	19,469	*	79,443	*	*
John F. Erhard(2)	—	—	—	—	—
Daniel R. Revers(2)	—	—	—	—	—
Lucius H. Taylor(2)	—	—	—	—	—
Greg Arnold(3)	290,244	1.6%	1,184,352	6.5%	4.0%
Director Nominee:					
T. Porter Trimble	—	—	—	—	—
All directors, director nominees and executive officers as a group (11 persons)	344,869	1.9%	1,407,252	7.7%	4.8%

(1) Unless otherwise indicated, the address for all beneficial owners in this table is 600 East Las Colinas Boulevard, Suite 2000, Irving, Texas 75039.

(2) ArcLight Energy Partners Fund V, L.P. owns 100% of the equity interests in Lonestar Midstream Holdings, LLC and is therefore deemed to beneficially own the 3,667,305 common units and 14,964,588 subordinated units held by Lonestar Midstream Holdings, LLC. Mr. Revers, Mr. Erhard and Mr. Taylor, each a director of our general partner, are managing partner, partner and principal, respectively, of ArcLight Capital Partners, LLC, the general partner of ArcLight Energy Partners Fund V, L.P. They disclaim beneficial interest in our common and subordinated units except to their pecuniary interest therein. The address for each of Mr. Erhard, Mr. Revers and Mr. Taylor is 200 Clarendon Street, 55th Floor, Boston, MA 02116.

(3) Mr. Arnold owns 100% of the equity interests in Truman Arnold Companies, which owns 100% of the equity interests in Arkansas Terminaling & Trading, Inc. The address for Mr. Arnold is 100 Crescent Ct., Suite 1600, Dallas, Texas 75201.

* Less than 1.0%

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, our general partner and its affiliates, including Lonestar, will own 4,025,754 common units and 16,427,252 subordinated units representing a 56.2% limited partner interest in us (or 2,165,529 common units and 16,427,252 subordinated units, representing a 51.0% limited partner interest in us, if the underwriters exercise their option to purchase additional common units in full). In addition, our general partner will own a non-economic general partner interest in us and all of our incentive distribution rights.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation, and liquidation of JP Energy Partners LP. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's-length negotiations.

Formation Stage

The consideration received by our general partner and its affiliates prior to or in connection with this offering .

- 4,025,754 common units

- 16,427,252 subordinated units;

- a non-economic general partner interest;

- the incentive distribution rights;

- the right to receive their pro rata share of the $92.1 million in accounts receivable that comprise our gross working capital to be distributed to our existing unitholders; and

- the right to have up to 1,860,225 common units redeemed with the proceeds of any exercise of the underwriters' option to purchase additional common units.

Operational Stage

Distributions of available cash to our general partner and its affiliates . . . .

We will generally make cash distributions of 100.0% to the unitholders pro rata, including Lonestar, as direct and indirect holder of an aggregate of 4,025,754 common units and 16,427,252 subordinated units. In addition, if distributions exceed the minimum quarterly distribution and target distribution levels, the incentive distribution rights held by our general partner will entitle our general partner to increasing percentages of the distributions, up to 50.0% of the distributions above the highest target distribution level. Our general partner will not receive distributions on its non-economic general partner interest.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $26.6 million on their common units and subordinated units.

On November 5, 2013, we issued a $1.0 million promissory note to JP Development in order to raise funds for working capital requirements which we repaid in full on March 20, 2014. On July 18, 2013, we issued 45,860 Class C common units to JP Development for total net proceeds of $1,628,000. On August 13, 2013, we issued 42,254 Class C common units to JP Development for total net proceeds of $1,500,000.

Refined Products Sale Agreements

We have entered into two refined products sale agreements (the "refined products sale agreements") with Truman Arnold Companies ("TAC"). TAC will directly or indirectly own a 4.0% limited partner interest in us at the close of this offering. Each of the refined products sale agreements provides that we will sell and deliver to TAC certain refined petroleum products at agreed upon prices and in amounts that we and TAC may agree to from time to time. Each of the refined products sale agreements contains certain other customary terms and provisions. Each of the refined products sale agreements is effective as of November 27, 2012, had an initial term that expired on January 1, 2013 and will continue on a month-to-month basis unless terminated by either party upon 30 days' notice. The parties have agreed to terminate the agreements as of August 31, 2014. For the year ended December 31, 2013 and the six months ended June 30, 2014, the revenue generated from the refined products sales agreements was $14,473,000 and $8,380,000, respectively. In addition to the refined products sale agreements, our NGL distribution and sales segment purchased refined products from TAC during the year ended December 31, 2013. We paid TAC $187,000 for such products.

Lonestar Registration Rights Agreement

We entered into a registration rights agreement with Lonestar in June 2011 (the "Lonestar registration rights agreement") under which we agreed to (i) use commercially reasonable efforts to prepare and file with the SEC a shelf registration statement within 120 days of the closing of this offering to permit the resale of the common units held by Lonestar and (ii) use commercially reasonable efforts to cause such shelf registration statement to become effective no later than 180 days after it is filed. Additionally, at any time after the closing of this offering, in the event that we file a registration statement of any kind for the sale of common units for our own account or the account of another person or if any holder of registrable securities notifies us that it seeks to dispose of such registrable securities in an underwritten offering, we must notify Lonestar and offer it the opportunity to include its common units in such filing or underwritten offering. Under certain circumstances, we are entitled to delay rights under which we may, upon written notice to any selling holder, suspend such holder's use of a prospectus under a registration statement for a period not to exceed an aggregate of 60 days in any 180-day period or an aggregate of 90 days in any 365-day period. Although we are responsible for all expenses incurred in connection with the filing of any registration statement under the Lonestar registration rights agreement, any holder seeking to sell registrable securities thereunder must pay its own legal expenses and underwriting fees, discounts or commissions allocable to the sale of such securities. The Lonestar registration rights agreement also includes provisions dealing with indemnification and contribution and allocation of expenses and the registration rights which it grants are subject to certain conditions and limitations. All registrable securities held by Lonestar and any permitted transferee will be entitled to these registration rights. We and Lonestar will terminate this agreement at the completion of this offering. Lonestar will be entitled to enforce the registration rights provisions set forth in our partnership agreement.

Terminal Registration Rights Agreement

In connection with the acquisition of our North Little Rock, Arkansas and Caddo Mills, Texas refined products terminals in November 2012, we entered into a registration rights agreement (the "Terminal registration rights agreement") with certain of the sellers (the "Terminal Sellers") where we

- the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in "good faith" when making decisions on our behalf, and our partnership agreement further provides that in order for a determination to be made in "good faith," our general partner must subjectively believe that the determination is in the best interests of our partnership. Please read "Our Partnership Agreement— Voting Rights" for information regarding matters that require unitholder approval.

Actions taken by our general partner may affect the amount of distributable cash flow available for distribution to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

- the amount and timing of asset purchases and sales;

- cash expenditures;

- borrowings;

- the issuance of additional units; and

- the creation, reduction or increase of reserves in any quarter.

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner and the ability of the subordinated units to convert into common units.

In addition, our general partner may use an amount, initially equal to $30.0 million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its units and incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions."

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

- enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

- accelerating the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow working capital funds, which would enable us to make this distribution on all outstanding units. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period."

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, or our operating company and its operating subsidiaries.

DESCRIPTION OF THE COMMON UNITS

The Units

The common units represent limited partner interests in us. The holders of common units, along with the holders of subordinated units, are entitled to participate in partnership distributions and are entitled to exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and "Cash Distribution Policy and Restrictions on Distributions." For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read "Our Partnership Agreement."

Transfer Agent and Registrar

Duties

American Stock Transfer & Trust Company, LLC will serve as the registrar and transfer agent for our common units. We will pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by our unitholders:

- surety bond premiums to replace lost or stolen certificates, or to cover taxes and other governmental charges in connection therewith;

- special charges for services requested by a holder of a common unit; and

- other similar fees or charges.

There will be no charge to our unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

- automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement;

- represents and warrants that the transferee has the right, power, authority and capacity to enter into our partnership agreement; and

- gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with this offering.

In voting their common units and subordinated units, our general partner and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing.

Issuance of additional units . . . . No approval rights.

Amendment of our partnership agreement . Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read "—Amendment of Our Partnership Agreement."

Merger of our partnership or the sale of all or substantially all of our assets . . . . Unit majority. Please read "—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets."

Dissolution of our partnership . . . . Unit majority. Please read "—Termination and Dissolution."

Continuation of our business upon dissolution . . . . Unit majority. Please read "—Termination and Dissolution."

Withdrawal of the general partner . . . . Under most circumstances, the approval of unitholders holding at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of the general partner prior to December 31, 2024 in a manner which would cause a dissolution of our partnership. Please read "—Withdrawal or Removal of Our General Partner."

Removal of the general partner . . . . Not less than 66⅔% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read "—Withdrawal or Removal of Our General Partner."

Transfer of the general partner interest . . . Our general partner may transfer all, but not less than all, of its non-economic general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to December 31, 2024. Please read "—Transfer of General Partner Interest."

Transfer of incentive distribution rights . . . Our general partner may transfer any or all of its incentive distribution rights to an affiliate or another person without a vote of our unitholders. Please read "—Transfer of Incentive Distribution Rights."

Prohibited Amendments

No amendment may be made that would:

- enlarge the obligations of any limited partner without its consent, unless such is deemed to have occurred as a result of an amendment approved by at least a majority of the type or class of limited partner interests so affected; or

- enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without its consent, which consent may be given or withheld at its option.

The provisions of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90.0% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon the completion of this offering, our general partner and its affiliates will own approximately 56.1% of the outstanding common and subordinated units (excluding common units purchased by officers, directors and director nominees of our general partner under our directed unit program).

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

- a change in our name, the location of our principal office, our registered agent or our registered office;

- the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

- a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

- an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees, from in any manner, being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974 (ERISA), whether or not substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

- an amendment that our general partner determines to be necessary or appropriate for the authorization or issuance of additional partnership interests;

- any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

- an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

- any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership or other entity, in connection with our conduct of activities permitted by our partnership agreement;

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in "Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation." The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2024 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2024 our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days' written notice to the limited partners if at least 50.0% of the outstanding units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its non-economic general partner interest in us without the approval of the unitholders. Please read "—Transfer of General Partner Interest" and "—Transfer of Incentive Distribution Rights."

Upon voluntary withdrawal of our general partner by giving notice to the other partners, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree to continue our business by appointing a successor general partner. Please read "—Termination and Dissolution."

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66⅔% of our outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a separate class, and subordinated units, voting as a separate class. The ownership of more than 33⅓% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner's removal. At the closing of this offering, our general partner and its affiliates will own 56.1% of the outstanding common and subordinated units (excluding common units purchased by officers, directors and director nominees of our general partner under our directed unit program).

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

- the subordination period will end, and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

- any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

- our general partner will have the right to convert its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests as of the effective date of its removal.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner will become a limited partner and its general partner interest and its incentive distribution rights will automatically convert into common units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interest to (i) an affiliate of our general partner (other than an individual), or (ii) another entity as part of the merger or consolidation of our general partner with or into such entity or the transfer by our general partner of all or substantially all of its assets to such entity, our general partner may not transfer all or any part of its general partner interest to another person prior to December 31, 2024 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in Our General Partner

At any time, the owners of our general partner, including Lonestar, may sell or transfer all or part of their membership interest in our general partner to an affiliate or third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

At any time, our general partner may sell or transfer its incentive distribution rights to an affiliate or third party without the approval of the unitholders.

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus and assuming that the underwriters do not exercise their option to purchase additional common units, our general partner and its affiliates will hold an aggregate of 4,025,754 common units and 16,427,252 subordinated units (or 2,165,529 common units and 16,427,252 subordinated units if the underwriters exercise their option to purchase additional units in full). All of the subordinated units will convert into common units at the end of the subordination period. All of the common units and subordinated units held by our general partner and its affiliates are subject to lock-up restrictions described below. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

Rule 144

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act other than any units purchased in this offering by directors, director nominees and executive officers of our general partner. Directors, director nominees and executive officers of our general partner may purchase common units through the directed unit program or otherwise. Assuming all of the units reserved for issuance under the directed unit program are sold to directors, director nominees and executive officers of our general partner, common units will be held by persons who have contractually agreed not to sell such units for a specified period from the date of this prospectus. Please read "Underwriting" for a description of these lock-up provisions. Additionally, any common units owned by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

- 1.0% of the total number of the common units outstanding, which will equal approximately 182,135 units immediately after this offering; or

- the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

At the closing of this offering, the following common units will be restricted and may not be resold publicly except in compliance with the registration requirements of the Securities Act, Rule 144 or otherwise:

- common units owned by our general partner and its affiliates; and

- any units acquired by our general partner or any of its affiliates, including the directors, director nominees and executive officers of our general partner under the directed unit program.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the volume limitations, manner of sale provisions and notice requirements of Rule 144.

Treatment of Distributions

Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "—Disposition of Common Units." Any reduction in a unitholder's share of our liabilities for which no partner bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder's "at-risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read "—Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses."

A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture and/or substantially appreciated "inventory items," each as defined in the Internal Revenue Code, and collectively, "Section 751 Assets." To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income, which will equal the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder's tax basis (often zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2017, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. Our estimate is based upon many assumptions regarding our business operations, including assumptions as to our revenues, capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct.

The actual ratio of allocable taxable income to cash distributions could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

- gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units; or

- we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such

UNDERWRITING

Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC and Deutsche Bank Securities Inc. are acting as the representatives of the underwriters and the joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below has severally agreed to purchase from us the respective number of common units shown opposite its name below:

Underwriters	Number of Common Units
Barclays Capital Inc.	
Merrill Lynch, Pierce, Fenner & Smith Incorporated	
RBC Capital Markets, LLC	
Deutsche Bank Securities Inc.	
BMO Capital Markets Corp.	
Robert W. Baird & Co. Incorporated	
Simmons & Company International	
Stephens Inc.	
Janney Montgomery Scott LLC	
Total	13,750,000

The underwriting agreement provides that the underwriters' obligation to purchase the common units depends on the satisfaction of the conditions contained in the underwriting agreement including:

- the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;

- the representations and warranties made by us to the underwriters are true;

- there is no material change in our business or the financial markets; and

- we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

We will pay a structuring fee equal to 0.50% of the gross proceeds from this offering (including any proceeds from the exercise of the option to purchase additional common units) to Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated for the evaluation, analysis and structuring of our partnership.

The representatives of the underwriters have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $ per common unit. After the offering, the representatives may change the offering price and other selling terms. Sales of common units made outside of the United States may be made by affiliates of the underwriters.

The expenses of the offering that are payable by us are estimated to be $2.0 million (excluding underwriting discounts and commissions and structuring fees).

Option to Purchase Additional Common Units

We have granted the underwriters an option, exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of 2,062,500 additional common units at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 13,750,000 common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter's underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We, our subsidiaries, our general partner and its affiliates, including Lonestar, and the directors, director nominees and executive officers of our general partner, have agreed that without the prior written consent of each of Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, we and they will not, directly or indirectly, (i) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any of our common units (including, without limitation, common units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units, (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units, (iii) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities or (iv) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

These restrictions do not apply to, among other things:

- the sale of common units pursuant to the underwriting agreement;

- issuances of common units by us pursuant to any employee benefit plan in effect as of the date of the underwriting agreement provided that such common units will be subject to the 180-day restricted period; and

- the filing of one or more registration statements on Form S-8 relating to any employee benefit plan in effect as of the date of the underwriting agreement.

Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, in their sole discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common units and other securities from lock-up agreements, Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated will consider, among other factors, the holder's reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of common units offered by them.

Stamp Taxes

If you purchase common units offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

Certain of the underwriters and/or their affiliates have in the past and may in the future perform investment banking, commercial banking, advisory and other services for us and our affiliates from time to time for which they have received, and may in the future receive, customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and instruments of ours or our affiliates. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Affiliates of Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC, Deutsche Bank Securities Inc. and BMO Capital Markets Corp. are lenders under our revolving credit facility and, accordingly, will receive a portion of the net proceeds from this offering.

FINRA

Because the Financial Industry Regulatory Authority, Inc. ("FINRA"), views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Selling Restrictions

European Economic Area

This prospectus has been prepared on the basis that the transactions contemplated by this prospectus in any Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") (other than Germany) will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of securities. Accordingly, any person making or intending to make any offer in that Relevant Member State of the securities which are the subject of the transactions contemplated by this prospectus, may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor any of the underwriters have authorized, nor do they authorize, the making of any offer of securities or any invitation relating thereto in circumstances in which an obligation arises for us or any of the underwriters to publish a prospectus for such offer or invitation.

CHANGE IN ACCOUNTING FIRM

On August 8, 2012, we retained PricewaterhouseCoopers LLP as our independent registered public accounting firm. Our previous independent accounting firm was Weaver and Tidwell, L.L.P. The decision to dismiss Weaver and Tidwell, L.L.P. and appoint PricewaterhouseCoopers LLP was approved by our general partner's board of directors on August 8, 2012.

The reports of Weaver and Tidwell, L.L.P. on our consolidated financial statements for each of the two fiscal years prior to its dismissal did not contain any adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles. We had no disagreements with Weaver and Tidwell, L.L.P. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused Weaver and Tidwell, L.L.P. to make reference in connection with its opinion to the subject matter of the disagreement during its audits for each of the two fiscal years prior to its dismissal or the subsequent interim period through August 8, 2012. During the two most recent fiscal years preceding Weaver and Tidwell, L.L.P.'s dismissal, and the subsequent interim period through August 8, 2012, there were no "reportable events" as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

During the two years ended December 31, 2011 and through the period ended August 8, 2012, we did not consult with PricewaterhouseCoopers LLP on matters that involved the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements or any other matter that was the subject of a disagreement as that term is used in Item 304 (a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K or a reportable event as that term is used in Item 304(a)(1)(v) and the related instructions to Item 304 of Regulation S-K.

We have provided Weaver and Tidwell, L.L.P. with a copy of the foregoing disclosure and have requested that Weaver and Tidwell, L.L.P. furnish us with a letter addressed to the SEC stating whether or not Weaver and Tidwell, L.L.P. agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of the letter from Weaver and Tidwell, L.L.P. is filed as an exhibit to the registration statement of which this prospectus is a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding our common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

The SEC maintains a website on the internet at *http://www.sec.gov*. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC's website and can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

Upon completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC's website as provided above. Our website on the Internet is located at *www.jpenergypartners.com* and we will make our if the General Partner determines that a value for the Common Unit other than such Closing Price more accurately reflects the Event Issue Value, the value determined by the General Partner.

"*Event of Withdrawal*" has the meaning given such term in *Section 11.1(a)*.

"*Excess Additional Book Basis*" has the meaning given such term in the definition of "Additional Book Basis Derivative Items."

"*Excess Distribution*" has the meaning given such term in *Section 6.1(d)(iii)(A)*.

"*Excess Distribution Unit*" has the meaning given such term in *Section 6.1(d)(iii)(A)*.

"*Exchange Act*" means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute.

"*Existing Limited Partners*" means the Limited Partners listed on Exhibit B to the Second Amended and Restated Partnership Agreement immediately prior to the date of this Agreement.

"*Expansion Capital Expenditures*" means cash expenditures for Acquisitions or Capital Improvements. Expansion Capital Expenditures shall include interest payments (including periodic net payments under related interest rate swap agreements) and related fees paid during the Construction Period on Construction Debt. Where cash expenditures are made in part for Expansion Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each.

"*FERC*" means the Federal Energy Regulatory Commission, or any successor to the powers thereof.

"*Final Subordinated Units*" has the meaning given such term in *Section 6.1(d)(x)(A)*.

"*First Liquidation Target Amount*" has the meaning given such term in *Section 6.1(c)(i)(D)*.

"*First Target Distribution*" means $0.37375 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2014, it means the product of $0.37375 multiplied by a fraction, the numerator of which is the number of days in such period and the denominator is the total number of days in such Quarter), subject to adjustment in accordance with *Sections 5.10*, *6.6* and *6.9*.

"*Former General Partner*" has the meaning given such term in the Recitals.

"*Fully Diluted Weighted Average Basis*" means, when calculating the number of Outstanding Units for any period, a basis that includes (a) the weighted average number of Outstanding Units during such period plus (b) all Partnership Interests and Derivative Partnership Interests (i) that are convertible into or exercisable or exchangeable for Units or for which Units are issuable, in each case that are senior to or pari passu with the Subordinated Units, (ii) whose conversion, exercise or exchange price, if any, is less than the Current Market Price on the date of such calculation, (iii) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (iv) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; *provided, however,* that for purposes of determining the number of Outstanding Units on a Fully Diluted Weighted Average Basis when calculating whether the Subordination Period has ended or Subordinated Units are entitled to convert into Common Units pursuant to *Section 5.6*, such Partnership Interests and Derivative Partnership Interests shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; *provided further,* that if consideration will be paid to any Group Member in connection with such purpose, include any holder of any Incentive Distribution Right (solely with respect to its Incentive Distribution Rights and not with respect to any other Limited Partner Interest held by such Person) except as may otherwise be required by law.

"*Liquidation Date*" means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in *clauses (a)* and *(d)* of the third sentence of *Section 12.1*, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

"*Liquidator*" means one or more Persons selected pursuant to *Section 12.3* to perform the functions described in *Section 12.4* as liquidating trustee of the Partnership within the meaning of the Delaware Act.

"*lower tier partnership*" has the meaning given such term in *Section 6.1(d)(xii)(D)*.

"*Maintenance Capital Expenditure*" means cash expenditures (including expenditures for the construction of new capital assets or the replacement, improvement or expansion of existing capital assets) by a Group Member made to maintain, over the long term, the operating capacity or operating income of the Partnership Group. For purposes of this definition, "long term" generally refers to a period of not less than twelve months. Where capital expenditures are made in part for Maintenance Capital Expenditures and in part for Expansion Capital Expenditures, the General Partner shall determine the allocation of the amounts paid for each.

"*Merger Agreement*" has the meaning given such term in *Section 14.1*.

"*Minimum Quarterly Distribution*" means $0.3250 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on December 31, 2014, it means the product of $0.3250 multiplied by a fraction, the numerator of which is the number of days in such period and the denominator is the total number of days in such Quarter), subject to adjustment in accordance with *Sections 5.10*, *6.6* and *6.9*.

"*National Securities Exchange*" means an exchange registered with the Commission under Section 6(a) of the Exchange Act (or any successor to such Section).

"*Net Agreed Value*" means, (a) in the case of any Contributed Property, the Agreed Value of such property or other asset reduced by any Liabilities either assumed by the Partnership upon such contribution or to which such property or other asset is subject when contributed and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership's Carrying Value of such property (as adjusted pursuant to *Section 5.4(d)(ii))* at the time such property is distributed, reduced by any Liabilities either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution, in either case as determined and required by the Treasury Regulations promulgated under Section 704(b) of the Code.

"*Net Income*" means, for any taxable period, the excess, if any, of the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with *Section 5.4(b)* and shall not include any items specially allocated under *Section 6.1(d)*; *provided, however,* that the determination of the items that have been specially allocated under *Section 6.1(d)* shall be made without regard to any reversal of such items under *Section 6.1(d)(xii)*.

"*Notice of Election to Purchase*" has the meaning given such term in *Section 15.1(b)*.

"*Operating Expenditures*" means all Partnership Group cash expenditures (or the Partnership's proportionate share of expenditures in the case of Subsidiaries that are not wholly owned), including taxes, compensation of employees, officers and directors of the General Partner, reimbursement of expenses of the General Partner and its Affiliates, debt service payments, Maintenance Capital Expenditures, repayment of Working Capital Borrowings and payments made in the ordinary course of business under any Hedge Contracts, subject to the following:

(a) repayments of Working Capital Borrowings deducted from Operating Surplus pursuant to *clause (b)(iii)* of the definition of "Operating Surplus" shall not constitute Operating Expenditures when actually repaid;

(b) payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures;

(c) Operating Expenditures shall not include (i) Expansion Capital Expenditures, (ii) payment of transaction expenses (including taxes) relating to Interim Capital Transactions, (iii) distributions to Partners, (iv) repurchases of Partnership Interests, other than repurchases of Partnership Interests by the Partnership to satisfy obligations under employee benefit plans or reimbursement of expenses of the General Partner for purchases of Partnership Interests by the General Partner to satisfy obligations under employee benefit plans, or (v) any other expenditures or payments using the proceeds of the Initial Public Offering as described under "Use of Proceeds" in the IPO Registration Statement; and

(d) (i) amounts paid in connection with the initial purchase of a Hedge Contract shall be amortized over the life of such Hedge Contract and (ii) payments made in connection with the termination of any Hedge Contract prior to the expiration of its scheduled settlement or termination date shall be included in equal quarterly installments over the remaining scheduled life of such Hedge Contract.

"*Operating Surplus*" means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(a) the sum of (i) $30.0 million, (ii) all cash receipts of the Partnership Group (or the Partnership's proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the Closing Date and ending on the last day of such period, but excluding cash receipts from Interim Capital Transactions and the termination of Hedge Contracts (provided that cash receipts from the termination of a Hedge Contract prior to its scheduled settlement or termination date shall be included in Operating Surplus in equal quarterly installments over the remaining scheduled life of such Hedge Contract), (iii) all cash receipts of the Partnership Group (or the Partnership's proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings and (iv) the amount of cash distributions from Operating Surplus paid during the Construction Period (including incremental Incentive Distributions) on Construction Equity, *less*

(b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period, (ii) the amount of cash reserves (or the Partnership's proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) established by the General Partner to provide funds for future Operating Expenditures, and (iii) all Working Capital Borrowings not repaid within twelve months after having been incurred, or repaid within such 12-month period with the proceeds of additional Working Capital Borrowings; *provided, however,* that disbursements made (including contributions to a Group Member or

"*Second Amended and Restated Partnership Agreement*" has the meaning given such term in the Recitals.

"*Second Liquidation Target Amount*" has the meaning given such term in *Section 6.1(c)(i)(E)*.

"*Second Target Distribution*" means $0.40625 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2014, it means the product of $0.40625 multiplied by a fraction, the numerator of which is equal to the number of days in such period and the denominator is the total number of days in such Quarter), subject to adjustment in accordance with *Section 5.10*, *Section 6.6* and *Section 6.9*.

"*Securities Act*" means the Securities Act of 1933, as amended, supplemented or restated from time to time, and any successor to such statute.

"*Selling Holder*" means a Holder who is selling Registrable Securities pursuant to the procedures in *Section 7.12* of this Agreement.

"*Share of Additional Book Basis Derivative Items*" means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (a) with respect to the Unitholders holding Common Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders' Remaining Net Positive Adjustments as of the end of such taxable period bear to the Aggregate Remaining Net Positive Adjustments as of that time, and (b) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such taxable period bear to the Aggregate Remaining Net Positive Adjustments as of that time.

"*Special Approval*" means approval by a majority of the members of the Conflicts Committee.

"*Sponsor*" means Lonestar Midstream Holdings, LLC, a Delaware limited liability company.

"*Subordinated Unit*" means a Limited Partner Interest having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term "Subordinated Unit" does not include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

"*Subordination Period*" means the period commencing on the Closing Date and expiring on the first to occur of the following dates:

(a) the first Business Day following the distribution of Available Cash to Partners pursuant to *Section 6.3(a)* in respect of any Quarter beginning with the Quarter ending September 30, 2017 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such periods and (B) the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such periods on a Fully Diluted Weighted Average Basis, and (ii) there are no Cumulative Common Unit Arrearages.

(b) the first Business Day following the distribution of Available Cash to Partners pursuant to *Section 6.3(a)* in respect of any Quarter beginning with the Quarter ending September 30, 2015 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to the four-Quarter period immediately preceding such date equaled or exceeded 150% of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such period, and (B) the Adjusted Operating Surplus for the four-Quarter period immediately preceding such date equaled or exceeded 150% of the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such period on a Fully Diluted Weighted Average Basis, plus the corresponding Incentive Distributions and (ii) there are no Cumulative Common Unit Arrearages.

(c) the date on which the General Partner is removed in a manner described in *Section 11.4*.

For the period after the closing of this offering through December 31, 2014, our partnership agreement will prorate the minimum quarterly distribution based on the actual length of the period, and use such prorated distribution for all purposes, including in determining whether the test described above has been satisfied.

"*Subsidiary*" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof; or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

"*Surviving Business Entity*" has the meaning given such term in *Section 14.2(b)*.

"*Target Distributions*" means, collectively, the First Target Distribution, Second Target Distribution and Third Target Distribution.

"*Third Target Distribution*" means $0.48750 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2014, it means the product of $0.48750 multiplied by a fraction, the numerator of which is equal to the number of days in such period and the denominator is the total number of days in such Quarter), subject to adjustment in accordance with *Sections 5.10*, *6.6* and *6.9*.

"*Trading Day*" means a day on which the principal National Securities Exchange on which the referenced Partnership Interests of any class are listed or admitted for trading is open for the transaction of business or, if such Partnership Interests are not listed or admitted for trading on any National Securities Exchange, a day on which banking institutions in New York City are not legally required to be closed.

"*Transaction Documents*" has the meaning given such term in *Section 7.1(b)*.

"*transfer*" has the meaning given such term in *Section 4.4(a)*.

"*Transfer Agent*" means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as may be appointed from time to time by the General Partner to act as registrar and transfer agent for any class of Partnership Interests in accordance with the Exchange Act

(i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The General Partner transfers all of its General Partner Interest pursuant to *Section 4.6*;

(iii) The General Partner is removed pursuant to *Section 11.2*;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in *clauses (A)* through *(C)* of this *Section 11.1(a)(iv)*; or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

(vi) (A) if the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) if the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) if the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) if the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise upon the termination of the General Partner.

If an Event of Withdrawal specified in *Section 11.1(a)(iv)*, *(v)* or *(vi)(A)*, *(B)*, *(C)* or *(E)* occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this *Section 11.1* shall result in the withdrawal of the General Partner from the Partnership.

(b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, Eastern Time, on December 31, 2024 the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners; provided, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel ("***Withdrawal Opinion of Counsel***") that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed); (ii) at any time after 12:00 midnight, Eastern Time, on December 31, 2024 the General Partner voluntarily withdraws by giving at least 90 days' advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to *Section 11.1(a)(ii)* or is removed pursuant to *Section 11.2*; or (iv) notwithstanding *clause (i)* of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the



JP Energy Partners LP

13,750,000 Common Units
Representing Limited Partner Interests

Prospectus

, 2014

Barclays
BofA Merrill Lynch
RBC Capital Markets
Deutsche Bank Securities

BMO Capital Markets
Baird
Simmons & Company International
Stephens Inc.
Janney Montgomery Scott

Through and including , 2014 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

JP ENERGY PARTNERS LP
UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma combined consolidated financial statements consist of JP Energy Partners LP's (the "Partnership," "JPE," "us," "we," or "our") unaudited pro forma combined consolidated statements of operations for the six months ended June 30, 2014 and for the year ended December 31, 2013, and an unaudited pro forma combined consolidated balance sheet as of June 30, 2014. The unaudited pro forma combined consolidated financial statements have been derived by application of pro forma adjustments to our historical financial statements included elsewhere in this prospectus.

The unaudited pro forma combined consolidated statement of operations for the six months ended June 30, 2014 presents the pro forma effects of the recapitalization transactions described below under "—Pro Forma Combined Consolidated Statement of Operations" as if such recapitalization transactions, including the initial public offering of common units representing limited partner interests (the "Offering"), had occurred on January 1, 2013. The unaudited pro forma combined consolidated balance sheet as of June 30, 2014 presents the pro forma effects of the recapitalization transactions described below under "—Pro Forma Combined Consolidated Balance Sheet," as if such recapitalization transactions had occurred on June 30, 2014. The unaudited pro forma combined consolidated statement of operations for the year ended December 31, 2013 presents the pro forma effects of (i) the acquisition of Wildcat Permian Services ("Permian"), which was completed during the year ended December 31, 2013, as if it had occurred on January 1, 2013 and (ii) the recapitalization transactions, including the Offering, as if they occurred on January 1, 2013.

Our unaudited pro forma combined consolidated financial statements have been prepared to reflect adjustments to our historical financial statements that are (1) directly attributable to the pro forma transactions; (2) factually supportable; and (3) with respect to the unaudited pro forma combined consolidated statement of operations, expected to have a continuing impact on our results. The unaudited pro forma combined consolidated statement of operations do not include non-recurring items, including but not limited to Offering-related legal and advisory fees. The unaudited pro forma combined consolidated financial statements assume the underwriters will not exercise their option to purchase additional common units and reflects the impact of the acquisitions and recapitalization transactions, which comprise the following:

Pro Forma Combined Consolidated Balance Sheet

Our unaudited pro forma combined consolidated balance sheet has been derived from our unaudited historical condensed consolidated balance sheet as of June 30, 2014. The "Pro Forma Adjustments" column in our unaudited pro forma combined consolidated balance sheet contains the adjustments that we believe are appropriate to give effect to the recapitalization transactions, including the Offering, as if they had occurred as of June 30, 2014. Please read "—Note 2. Pro Forma Adjustments and Assumptions." The recapitalization transactions include:

- each Class A common unit, Class B common unit and Class C common unit (collectively, the "Existing Common Units") will split into approximately 0.89 common units, resulting in an aggregate of 22,677,004 outstanding Existing Common Units;

- an aggregate of 18,213,502 Existing Common Units held by our existing partners will automatically convert into 18,213,502 subordinated units representing an 80.3% interest in us prior to this offering, and a 50.0% interest in us after the closing of this offering, with 4,463,502 Existing Common Units remaining representing a 19.7% interest in us (the "Remaining Existing Common Units");

- the Remaining Existing Common Units will automatically convert on a one-for-one basis into 4,463,502 common units representing a 12.3% interest in us;

- the 45 general partner units in us held by our general partner will be recharacterized as a non-economic general partner interest in us;

- issuance of 13,750,000 common units to the public in this Offering;

- the use of net proceeds from this Offering and from the borrowings under our revolving credit facility for the purposes set forth in "Use of Proceeds;" and

- other adjustments described in the notes to this section.

Pro Forma Combined Consolidated Statement of Operations

The unaudited pro forma combined consolidated statement of operations for the six months ended June 30, 2014 has been derived from our unaudited historical condensed consolidated statement of operations for the six months ended June 30, 2014 included elsewhere in this prospectus. The unaudited pro forma combined consolidated statement of operations for the year ended December 31, 2013 has been derived from (i) our audited historical consolidated statement of operations for the year ended December 31, 2013 and (ii) the audited historical financial statements of Permian included elsewhere in this prospectus.

The "Pro Forma Adjustments" column in our unaudited pro forma combined consolidated statement of operations contains the adjustments that we believe are appropriate to present the acquisition of Permian and recapitalization transactions, including the offering, on a pro forma basis as if they occurred on January 1, 2013. Please read "—Note 2. Pro Forma Adjustments and Assumptions." These adjustments include, among other things, the following:

- adjustments in interest expense due to (i) additional interest associated with the debt incurred to finance such acquisition and (ii) interest expense resulting from the repayment of such debt as a part of the Offering:

- adjustments in depreciation and amortization expense due to a new fair value basis of assets as if these assets had been acquired on April 1, 2013, the date in which the assets were put into service; and

- other adjustments described in the notes to this section.

The incremental impact of the stand-alone public company costs and non-recurring transition costs, all of which are described below, are not reflected in the unaudited pro forma combined consolidated financial statements.

The unaudited pro forma combined consolidated financial statements do not reflect the pro forma effect of any of our other acquisitions completed in 2013 discussed in this prospectus, as they were deemed not significant.

The unaudited pro forma combined consolidated financial statements have been prepared in accordance with the acquisition method of accounting under existing United States generally accepted accounting principles, or GAAP standards, and the regulations of the United States Securities and Exchange Commission ("SEC"), and are not necessarily indicative of the financial position or results of operations that would have occurred if the Acquisitions and the recapitalization transactions had been completed on the dates indicated, nor is it indicative of the consolidated future operating results or financial position of JP Energy Partners LP. Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in connection with the unaudited pro forma combined consolidated financial statements.

Stand-Alone Public Company Costs

Upon completion of this Offering, we anticipate incurring incremental general and administrative expenses of approximately $3.5 million per year as a result of becoming a publicly traded partnership, including expenses associated with SEC reporting requirements, tax return and Schedule K-1

JP Energy Partners LP

Unaudited Pro Forma Combined Consolidated Statement of Operations

Year Ended December 31, 2013

(in thousands, except unit and per unit data)

	JP Energy Partners LP Historical	For the period ended October 6, 2013 Permian	Pro Forma Adjustments	Pro Forma As Adjusted
Total revenues	$2,102,233	$2,968	$ —	$ 2,105,201
Costs and expenses:				
Cost of sales, excluding depreciation and amortization	1,964,631	—	—	1,964,631
Operating expense	61,925	1,071	—	62,996
General and administrative	45,284	573	(158)(a)	45,699
Depreciation and amortization	33,345	1,033	2,146 (b)	36,524
Loss on disposal of assets	1,492	—	—	1,492
Operating income (loss)	(4,444)	291	(1,988)	(6,141)
Other income (expense):				
Interest expense	(9,075)	—	4,361 (c)	(4,714)
Other income, net	688	—	—	688
Income (loss) from continuing operations before income tax	(12,831)	291	2,373	(10,167)
Income tax expense	(208)	(19)	—	(227)
Net income (loss) from continuing operations	$ (13,039)	$ 272	$ 2,373	$ (10,394)
Common unitholders' interest in pro forma net income (loss) from continuing operations				$ (5,197)
Subordinated unitholders' interest in pro forma net income (loss) from continuing operations				$ (5,197)
Pro forma net income (loss) per common unit from continuing operations—basic and diluted				$ (0.29)
Pro forma net income (loss) per subordinated unit from continuing operations—basic and diluted				$ (0.29)
Weighted average number of limited partner units outstanding—basic and diluted				
Common units				18,213,502
Subordinated units				18,213,502

See accompanying notes to the unaudited pro forma combined consolidated statement of operations

JP Energy Partners LP
Unaudited Pro Forma Combined Consolidated Statement of Operations
Six Months Ended June 30, 2014
(in thousands, except unit and per unit data)

	JP Energy Partners LP Historical	Pro Forma Adjustments	Pro Forma As Adjusted
Total revenues	$865,817	$ —	$ 865,817
Costs and expenses:			
Cost of sales, excluding depreciation and amortization	798,193	—	798,193
Operating expense	35,266	—	35,266
General and administrative	23,879	(41)(a)	23,838
Depreciation and amortization	20,165	—	20,165
Loss on disposal of assets	661	—	661
Operating loss	(12,347)	41	(12,306)
Other income (expense):			
Interest expense	(5,551)	3,243 (c)	(2,308)
Loss on extinguishment of debt	(1,634)	1,634 (d)	—
Other income, net	504	—	504
Loss from continuing operations before income tax	(19,028)	4,918	(14,110)
Income tax expense	(156)	—	(156)
Net loss from continuing operations	$(19,184)	$4,918	$ (14,266)
Common unitholders' interest in pro forma net income (loss) from continuing operations			$ (7,133)
Subordinated unitholders' interest in pro forma net income (loss) from continuing operations			$ (7,133)
Pro forma net income (loss) per common unit from continuing operations—basic and diluted			$ (0.39)
Pro forma net income (loss) per subordinated unit from continuing operations—basic and diluted			$ (0.39)
Weighted average number of limited partner units outstanding—basic and diluted			
Common units			18,213,502
Subordinated units			18,213,502

See accompanying notes to the unaudited pro forma combined consolidated statement of operations

JP Energy Partners LP
Unaudited Pro Forma Combined Consolidated Balance Sheet
As of June 30, 2014
(in thousands)

	JP Energy Partners LP Historical	Pro Forma Adjustments	Pro Forma As Adjusted
ASSETS			
Current assets			
Cash and cash equivalents	$ 1,126	$ 275,000 (e)	$108,451
		(181,600)(f)	
		75,000 (f)	
		(19,875)(h)	
		(41,200)(i)	
Restricted cash	600		600
Accounts receivable, net	158,265	(107,325)(g)	50,940
Receivables from related parties	6,699		6,699
Inventory	19,551		19,551
Prepaid expenses and other current assets	8,195		8,195
Total current assets	194,436	—	194,436
Non-current assets			
Property, plant and equipment, net	232,690		232,690
Goodwill	248,721		248,721
Intangible assets, net	157,468		157,468
Deferred financing costs and other assets, net	9,157	(2,759)(h)	6,398
Total non-current assets	648,036	(2,759)	645,277
Total Assets	$842,472	$ (2,759)	$839,713
LIABILITIES AND PARTNERS' CAPITAL			
Current liabilities			
Accounts payable	$123,262		$123,262
Accrued liabilities	24,938	(254)(f)	24,684
Capital leases and short-term debt	992		992
Customer deposits and advances	1,854		1,854
Current portion of long-term debt	364		364
Total current liabilities	151,410	(254)	151,156
Non-current liabilities			
Long-term debt	182,958	(181,600)(f)	76,358
		75,000 (f)	
Other long-term liabilities	2,598		2,598
Total Liabilities	336,966	(106,854)	230,112
Partners' capital			
Series D preferred units	40,057	(40,057)(i)	—
General partner interest	(12,323)	12,323 (i)	—
Class A common units (20,929,938 authorized, issued and outstanding at June 30, 2014)	394,393	(394,393)(g)(i)	—
Class B common units (1,244,508 units authorized, and 1,226,844 units issued and outstanding at June 30, 2014)	10,491	(10,491)(g)(i)	—
Class C common units (3,254,781 shares authorized, issued and outstanding at June 30, 2014)	72,888	(72,888)(g)(i)	—
Common units—public (13,750,000 issued and outstanding)	—	275,000 (e)	252,366
		(22,634)(h)	
Common units—Other (4,463,502 issued and outstanding)	—	70,314 (i)	70,314
Subordinated units (18,213,502 issued and outstanding)	—	286,921 (i)	286,921
Total partners' capital	505,506	104,095	609,601
Total Liabilities and Partners' Capital	$842,472	$ (2,759)	$839,713

See accompanying notes to the unaudited pro forma combined consolidated balance sheet

2) Pro Forma Adjustments and Assumptions (Continued)

unaudited pro forma combined consolidated statement of operations for the year ended December 31, 2013.

(c) The following table reflects the adjustments in our unaudited pro forma combined consolidated statement of operations to reflect the impact of adjustments to interest expense:

	Year Ended December 31, 2013	Six Months Ended June 30, 2014
	(in thousands)	
Revolving credit facility(1)	$ 2,500	$ 1,250
Amortization of deferred financing costs(1)	795	397
Total new indebtness	3,295	1,647
Existing indebtness(2)	(7,656)	(4,890)
Pro forma net finance expenses	$(4,361)	$(3,243)

---

(1) Expected interest expense on our anticipated borrowings under the revolving credit facility assuming an estimated weighted average annual interest rate of 2.00% and an unused commitment fee of 0.50%. A 0.125% increase or decrease in the weighted average annual interest rate on the revolving credit facility would increase or decrease pro forma interest expense by $0.1 million annually.

(2) Reflects an adjustment for the repayment of our revolving credit facility borrowings from the net offering proceeds. The resulting pro forma interest expense decreased $7.7 million and $4.9 million for the year ended December 31, 2013 and six months ended June 30, 2014, respectively.

(d) Reflects an adjustment to exclude historical loss on extinguishment of debt from the termination of the Wells Fargo Credit Agreement.

(e) The pro forma adjustment reflects the assumed gross proceeds of $275.0 million from the issuance and sale of 13,750,000 common units at an assumed initial public offering price of $20.00 per unit. If the underwriters were to exercise their option to purchase additional common units in full, gross proceeds to JP Energy Partners LP would equal $316.3 million. To the extent the underwriters exercise their option to purchase additional common units, the proceeds received from the common units will be used to redeem additional units from Lonestar.

(f) The unaudited pro forma combined consolidated balance sheet reflects the repayment and incurrence of the following debt as if it had occurred on June 30, 2014:

	As of June 30, 2014	Pro Forma Adjustments	Pro Forma, As Adjusted
	(in thousands)		
Revolving credit facility(1)(2)	$181,600	$(106,600)	$75,000
HBH notes payable	1,376	—	1,376
Noncompete notes payable	346	—	346
Total long-term debt	$183,322	$(106,600)	$76,722
Less: Current maturities	(364)	—	(364)
Total long-term debt, net of current maturities	$182,958	$(106,600)	$76,358

---

(1) Reflects an adjustment in long-term debt due to the repayment of $181.6 million of borrowings under our revolving credit facility from the net offering proceeds.

2) Pro Forma Adjustments and Assumptions (Continued)

(2) Currently, we anticipate borrowing approximately $75.0 million on our revolving credit facility upon the completion of this offering.

The adjustment also reflects the reduction in accrued interest payable of $0.3 million due to the repayment of borrowings under our revolving credit facility.

(g) The pro forma adjustment reflects the $107.3 million distribution of accounts receivable that comprise our gross working capital assets to existing unitholders.

(h) The pro forma adjustment reflects the payment of estimated underwriting discounts and commissions, structuring fees and offering expenses.

(i) The pro forma adjustment reflects the effect of the recapitalization transactions.

3) Pro Forma Net Loss per Unit

Pro forma net loss per unit is determined by dividing the pro forma net loss that would have been allocated, in accordance with the net income and loss allocation provisions of the partnership agreement, to the common and subordinated unitholders under the two-class method by the number of common and subordinated units expected to be outstanding at the closing of the initial public offering. For purposes of this calculation, we assumed that the minimum quarterly distribution was made to all unitholders for each quarter during the periods presented.

Pro forma JP Energy Partners LP earnings (loss) per unit is calculated using 18,213,502 common units and 18,213,502 subordinated units. The common and subordinated unitholders represent an aggregate 100% limited partner interest in JP Energy Partners LP. All units were assumed to have been outstanding since January 1, 2013.

Basic and diluted pro forma net loss per unit are equivalent as there are no dilutive units at the date of closing of the initial public offering of the common units of JP Energy Partners LP. Pursuant to the partnership agreement, to the extent that the quarterly distributions exceed certain targets, the general partner is entitled to receive certain incentive distributions that will result in more net income proportionately being allocated to the general partner than to the holders of common and subordinated units. The pro forma net loss per unit calculations assume that no incentive distributions were made to the general partner because no such distribution would have been paid based upon the pro forma available cash from operating surplus for the period.

JP ENERGY PARTNERS LP
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except unit data)
(Unaudited)

	December 31, 2013	June 30, 2014	Pro Forma June 30, 2014
ASSETS			
Current assets			
Cash and cash equivalents	$ 3,234	$ 1,126	1,126
Restricted cash	—	600	600
Accounts receivable less allowance for doubtful accounts of $1,207 and $1,335, respectively	122,919	158,265	158,265
Receivables from related parties	2,742	6,699	6,699
Inventory	38,579	19,551	19,551
Prepaid expenses and other current assets	4,991	8,195	8,195
Total current assets	172,465	194,436	194,436
Non-current assets			
Property, plant and equipment, net	238,093	232,690	232,690
Goodwill	250,705	248,721	248,721
Intangible assets, net	175,101	157,468	157,468
Deferred financing costs and other assets, net	7,038	9,157	9,157
Total non-current assets	670,937	648,036	648,036
Total Assets	$843,402	$842,472	842,472
LIABILITIES AND PARTNERS' CAPITAL			
Current liabilities			
Accounts payable	$ 95,765	$123,262	123,262
Payables to related parties	1,274	—	107,325
Accrued liabilities	22,748	24,938	24,938
Capital leases and short-term debt	538	992	992
Customer deposits and advances	2,722	1,854	1,854
Current portion of long-term debt	698	364	364
Total current liabilities	123,745	151,410	258,735
Non-current liabilities			
Long-term debt	183,148	182,958	182,958
Note payable to related party	1,000	—	—
Other long-term liabilities	2,116	2,598	2,598
Total Liabilities	310,009	336,966	444,291
Commitments and contingencies			
Partners' capital			
Predecessor capital	304,065	—	—
Series D preferred units	—	40,057	40,057
General partner interest	404	(12,323)	(12,323)
Class A common units (8,004,368 units and 20,929,938 authorized, issued and outstanding at December 31, 2013 and June 30, 2014, respectively)	140,752	394,393	305,996
Class B common units (1,244,508 units authorized and 1,206,844 and 1,226,844 issued and outstanding at December 31, 2013 and June 30, 2014, respectively)	11,366	10,491	5,309
Class C common units (3,254,781 shares authorized, issued and outstanding as of December 31, 2013 and June 30, 2014, respectively)	76,806	72,888	59,142
Total partners' capital	533,393	505,506	398,181
Total Liabilities and Partners' Capital	$843,402	$842,472	842,472

See accompanying notes to condensed consolidated financial statements.

JP ENERGY PARTNERS LP

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except unit and per unit data)

(Unaudited)

	Six Months Ended June 30,	
	2013	2014
REVENUES:		
Crude oil sales	$ 877,318	$ 725,815
Gathering, transportation and storage fees	8,046	20,386
NGL and refined product sales (including sales to related parties of $8,251 and $6,933 in the six months ended June 30, 2013 and 2014, respectively)	90,500	107,098
Refined products terminals and storage fees (including sales to related parties of $1,610 and $1,447 in the six months ended June 30, 2013 and 2014, respectively)	5,964	5,668
Other revenues	5,976	6,850
Total revenues	987,804	865,817
COSTS AND EXPENSES:		
Cost of sales, excluding depreciation and amortization	918,957	798,193
Operating expense	28,202	35,266
General and administrative	20,313	23,879
Depreciation and amortization	15,186	20,165
Loss on disposal of assets, net	998	661
Total costs and expenses	983,656	878,164
OPERATING INCOME (LOSS)	4,148	(12,347)
OTHER INCOME (EXPENSE)		
Interest expense	(3,815)	(5,551)
Loss on extinguishment of debt	—	(1,634)
Other income, net	195	504
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	528	(19,028)
Income tax expense	(305)	(156)
INCOME (LOSS) FROM CONTINUING OPERATIONS	223	(19,184)
DISCONTINUED OPERATIONS		
Net loss from discontinued operations, including loss on disposal of $7,288 in 2014	(23)	(9,608)
NET INCOME (LOSS)	$ 200	$ (28,792)
Net (income) loss attributable to preferred unitholders	$ 445	$ (57)
Net (income) loss attributable to predecessor capital	(5,063)	2,046
Net income (loss) attributable to common unitholders	$ (4,418)	$ (26,803)
Basic and diluted loss per unit:		
Weighted average number of common units outstanding	11,205,946	22,265,269
Basic and diluted loss per common unit from continuing operations	$ (0.39)	$ (0.77)
Basic and diluted loss per common unit from discontinued operations	$ (0.00)	$ (0.43)
Basic and diluted loss per common unit	$ (0.39)	$ (1.20)
Distribution per common unit	$ 1.00	$ —
Pro forma income (loss) per unit—basic and diluted		$ (0.62)

See accompanying notes to condensed consolidated financial statements.

(Tabular amounts, except per unit data, are in thousands)

2. Summary of Significant Accounting Policies (Continued)

reporting unit's projected Adjusted EBITDA and then averaging that estimate with similar historical calculations using either a one, two or three year average. The Partnership adds a reasonable control premium, which is estimated as the premium that would be received in a sale of the reporting unit in an orderly transaction between market participants.

During the second quarter of 2014, due to the actual operating results for the six months period ended June 30, 2014 being significantly below management's budget for certain reporting units, a two-step fair-value based goodwill impairment analysis was performed for five of the seven of the Partnership's reporting units, namely JP Permian, JPE Product Supply and Logistics, Pinnacle Propane, Pinnacle Propane Express, and JP Liquids. Management engaged a third party valuation expert to assist performing the analysis using the valuation approaches described in the preceding paragraphs. The analysis indicated that the implied fair value of each of these reporting units was in excess of its carrying value. Based on the analysis, management concluded that no impairment was indicated at any reporting unit.

During the second quarter of 2014, immediately prior to the sale of the Bakken Business (defined in Note 3) within the JPE Product Supply and Logistics reporting unit, the Partnership allocated $1,984,000 of goodwill to the Bakken Business, which was based on the relative fair value of the disposed Bakken Business and the portion of the reporting unit that was retained by the Partnership. The $1,984,000 allocation contributed to the overall net loss from discontinued operations.

Comprehensive Income. For the six months ended June 30, 2013 and 2014, comprehensive income (loss) was equal to net income (loss).

The unaudited pro forma condensed consolidated balance sheet as of June 30, 2014 has been prepared to give effect of the distribution to existing unitholders as if it had occurred or existed on June 30, 2014. The unaudited pro forma condensed consolidated balance sheet does not reflect any proceeds of this offering.

Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or coincident with an initial public offering be considered as distributions in contemplation of that offering. Upon completion of this offering, the Partnership intends to distribute approximately $107,325,000 of accounts receivable that comprise our gross working capital assets to existing unitholders. Unaudited basic and diluted pro forma earnings per common unit for the six months ended June 30, 2014 has been included and discussed in Note 4.

3. Discontinued Operations

On June 30, 2014, the Partnership ("Seller") entered into and simultaneously closed an Asset Purchase Agreement (the "Purchase Agreement") with Gold Spur Trucking, LLC ("Buyer"), pursuant to which the Seller sold all the trucking and related assets and activities in North Dakota, Montana and Wyoming (the "Bakken Business") to the Buyer for a purchase price of $9,100,000. As a result, the Partnership recognized a loss on this sale of approximately $7,288,000 during the second quarter of 2014, which primarily relates to the write-off of a customer contract associated with the Bakken Business. In addition, immediately prior to the sale, the Partnership allocated $1,984,000 of goodwill to the Bakken Business, which was based on the relative fair value of the disposed Bakken Business and

(Tabular amounts, except per unit data, are in thousands)

4. Net Loss Per Unit (Continued)

distributions declared and the Series A, Series B and Series C preferred units' proportionate share of net income for the six months ended June 30, 2013. On August 1, 2013, all then-outstanding Series A, Series B and Series C preferred units were converted to common units on a one-for-one basis.

The Series D preferred units (see Note 9) earn cumulative distributions each quarter, commencing with the quarter ending June 30, 2014, equal to the greater of (a) the amount of aggregate distributions in cash for such quarter that would be payable if the preferred units had been converted into common and (b) $0.66 per unit. For the six months ended June 30, 2014 the Partnership recorded a Paid in Kind ("PIK") distribution of $1,200,000. The net loss attributable to preferred units includes the Series D preferred units' proportionate share of net loss for the six months ended June 30, 2014.

Unaudited pro forma basic and diluted net loss per unit attributable to common unitholders for the six months ended June 30, 2014 has been computed to reflect the number of units that would have been required to be issued to generate sufficient proceeds to fund the distributions of $107,325,000 million to existing unitholders based on an assumed offering price of $20.00 per unit (but such number of additional units shall not exceed the number of units to be sold in this offering). The unaudited pro forma basic and diluted earnings per unit for the six months ended June 30, 2014 does not give effect to the initial public offering and the use of proceeds therefrom. The following table sets forth the computation of the Partnership's unaudited pro forma basic and diluted net loss per unit for the six months ended June 30, 2014:

	Six Months Ended June 30, 2014 (unaudited) Common Units
Numerator	
Loss from continuing operations	$ (19,184)
Net loss attributable to preferred unitholders	(57)
Net income attributable to predecessor capital	2,046
Net loss from continuing operations attributable to common unitholders	(17,195)
Denominator	
Weighted average units outstanding post contribution—basic and diluted	22,265,269
Pro forma adjustment to reflect the assumed distribution	5,366,250
Weighted average units outstanding used in computing the pro forma net income per unit—basic and diluted	27,631,519
Pro forma net income per unit—basic and diluted	$ (0.62)

PART II

Information Not Required in the Registration Statement

Item 13.   Other Expenses of Issuance and Distribution

Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the FINRA filing fee and the NYSE filing fee, the amounts set forth below are estimates.

SEC registration fee	$ 42,770
FINRA filing fee	35,000
NYSE listing fee	125,000
Printing and engraving expenses	250,000
Fees and expenses of legal counsel	1,750,000
Accounting fees and expenses	1,590,000
Transfer agent and registrar fees	10,000
Miscellaneous	197,230
Total	$4,000,000

Item 14.   Indemnification of Directors and Officers

The section of the prospectus entitled "Our Partnership Agreement—Indemnification" discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to the underwriting agreement to be filed as an exhibit to this registration statement in which we and certain of our affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever.

Item 15.   Recent Sales of Unregistered Securities

During the past three years, we have sold or issued securities that were not registered under the Securities Act, as set forth below. No underwriters were involved in any of these issuances of securities. The issuances described below were made to investors in reliance upon the exemption from the registration requirements of the Securities Act provided by Rule 506 and Rule 701 promulgated thereunder, relative to transactions by an issuer not involving any public offering. All non-employee purchasers or recipients of our securities described below represented to us in connection with their purchase or receipt that they were accredited investors and were acquiring our equity securities for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof. Additionally, the purchasers or recipients of our securities received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration. All purchasers or recipients either received adequate information about us or had access, through employment or other relationships, to such information.

- In connection with our formation, on May 6, 2010 we issued (i) 45 common units to JP Energy GP LLC, our predecessor general partner, and (ii) 474,375 common units to 31 private investors. The aggregate consideration for the issuances was $9,547,838.